Exhibit 99.4

DUNDEE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
 June 30, 2010

DUNDEE CORPORATION
Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) has been prepared with an effective date of August 10, 2010 and should be read in conjunction with the audited consolidated financial statements of Dundee Corporation, including the notes thereto, as at and for the year ended December 31, 2009 (the “2009 Audited Consolidated Financial Statements”) and the unaudited interim consolidated financial statements as at and for the three and six months ended June 30, 2010.  Financial data has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) unless otherwise specified.  All amounts are in Canadian dollars, unless otherwise specified.

Dundee Corporation (the “Company” or “Dundee Corporation” or “we”) is an independent publicly traded Canadian asset management company with its core focus in the areas of wealth management, real estate and resources.  Wealth management activities are carried out by its 61% controlled subsidiary, DundeeWealth Inc. (“DundeeWealth”).  Third party asset management and sub-advisory activities are carried out by Ned Goodman Investment Counsel Limited (“NGIC”), a registered portfolio manager and exempt market dealer across Canada, and an investment fund manager in the province of Ontario, and by Dundee Real Estate Asset Management (“DREAM”), the asset management division of Dundee Realty Corporation (“Dundee Realty”), our 70% owned subsidiary.  In addition to our third party asset management activities, Dundee Corporation also owns and manages its own direct investments in these same core focus areas, through ownership of both publicly listed and private companies and through direct ownership in real estate and resource operations.  The Company is listed on the Toronto Stock Exchange (“TSX”) under the symbol DC.A.

The Company holds direct investments in various industry sectors and our ownership interest in these investments is established through different entities and structures which create differing accounting treatments.  Our investments are accounted for as follows:
(i)
Our subsidiaries are not recorded as individual investments.  Instead, the subsidiaries are consolidated in our financial statements, whereby 100% of the subsidiaries’ accounts are recorded on a line-by-line basis in our consolidated balance sheets and consolidated statements of operations, and are then subject to non-controlling interest.

(ii)
The carrying values of our investments that are classified as equity accounted investees are adjusted by our share of earnings or losses in the investee, and by any dilution in our ownership interest.  Our share of earnings or losses from equity accounted investees, as well as any gain or loss resulting from a dilution in our ownership interest, is reported in our consolidated statements of operations as “Share of earnings of equity accounted investees”.  In addition, we may recognize a fair value adjustment against the carrying values of our equity accounted investments if their fair value falls below their carrying value and we determine that the decrease in fair value is other-than-temporary in nature.

(iii)
Available-for-sale (“AFS”) securities are generally carried on the consolidated balance sheet at their estimated fair value with unrealized gains and losses included in accumulated other comprehensive income (“AOCI”) until a sale or other-than-temporary impairment is recognized, at which point cumulative unrealized gains or losses are transferred to net earnings.

(iv)
Certain investments held by our subsidiaries have been classified as trading securities.  Trading securities are carried on the consolidated balance sheet at fair value with unrealized gains and losses included in net earnings.

OPERATING SEGMENTS AND SIGNIFICANT INVESTMENTS

Changes in Segmented Information
During the second quarter of 2010, the Company redefined the business segments in which it operates in order to more appropriately reflect changes in its underlying business activities.  A more detailed description of the changes in each business segment is provided below.  Prior period segmented information has been restated to conform with the current period segmented presentation.

DUNDEE CORPORATION

Wealth Management
The Company’s wealth management segment consists of the operations of DundeeWealth, a publicly traded wealth management company that provides diversified wealth management and investment solutions including alternative and tax-advantaged products, capital markets and advisory services to financial advisors, institutions, corporations and foundations, and innovative wealth management through independent financial advisors across Canada.  Additional information regarding DundeeWealth may be accessed at www.dundeewealth.com.

Real Estate
The real estate segment consists of the business activities of Dundee Realty, a private company with operating activities in the land and housing business in Canada and the United States.  These activities are supplemented by a portfolio of select income generating properties.  Our real estate segment also includes the results of our 11% interest in Dundee Real Estate Investment Trust (“Dundee REIT”) (see “Real Estate Segment – Dundee REIT”).  Additional information regarding Dundee REIT may be accessed at www.dundeereit.com.

Resource
The resource segment includes both our 54% interest in Eurogas Corporation (“Eurogas”) (www.eurogascorp.com), a company involved in oil and gas production in Ontario and the development of a natural gas storage facility in Spain, and our 53% interest in Eurogas International Inc. (“EII”) (www.eurogasinternational.com), a company which carries out oil and gas exploration and evaluation activities in Tunisia.  The resource segment also includes certain other significant portfolio holdings, including our approximate 23% interest in Dundee Precious Metals Inc. (“Dundee Precious”) (www.dundeeprecious.com) (see “Resource Segment – Dundee Precious Metals Inc.”), and our approximate 24% interest in Breakwater Resources Ltd. (“Breakwater”) (www.breakwater.ca) (see “Resource Segment – Breakwater Resources Ltd.”), all of which are accounted for on an equity basis.

Asset Management
Our asset management segment includes the activities undertaken by NGIC, by DREAM and by Dundee Resources Ltd.  At June 30, 2010, NGIC and DREAM provided sub-advisory and investment services to approximately $6.8 billion of third party assets under management.  NGIC, together with Dundee Resources Ltd., also provides investment services in respect of the Company’s portfolio of AFS securities, other than those investments associated with wealth management activities.  These investments include both publicly traded and private companies in a variety of sectors as well as liquid securities such as mutual funds.

The asset management segment includes general corporate overhead costs, as well as interest and debt servicing costs, to the extent that such costs have not been specifically allocated to any operating division.

Significant Investments
The following table illustrates our significant portfolio investments, including our percentage ownership interest, the accounting treatment used to account for each investment, the book value of the investment (other than for consolidated subsidiaries), and the market values for investments that are publicly listed securities, determined using quoted trading prices as at June 30, 2010.

(in thousands of dollars except percentages)
				30-Jun-10	31-Dec-09
	Accounting	Book	Market	Percentage	Percentage
Investment Holding	Treatment	Value	Value	Controlled	Controlled
Wealth Management Segment
DundeeWealth Inc.	Consolidation	$ N/A	$995,235	61%	62%
Real Estate Segment
Dundee Realty Corporation	Consolidation	N/A	N/A	70%	74%
Dundee Real Estate Investment Trust	Equity	87,011	108,030	11%	18%
Resource Segment
Eurogas Corporation	Consolidation	N/A	80,402	54%	54%
Eurogas International Inc.	Consolidation	N/A	748	53%	53%
Dundee Precious Metals Inc.	Equity	86,178	136,002	23%	20%
Breakwater Resources Ltd.	Equity	34,872	46,787	24%	25%

DUNDEE CORPORATION

PERFORMANCE MEASURES AND BASIS OF PRESENTATION

Our consolidated financial statements are prepared in accordance with Canadian GAAP and are reported in Canadian dollars.  We believe that important measures of our operating performance and the operating performance of our subsidiaries include certain measures that are not defined under Canadian GAAP and, as such, may not be comparable to similar measures used by other companies.  Throughout this discussion, there will be references to the following performance measures which management believes are relevant in assessing the economics of our business.  While these measures are non-GAAP, the Company uses them as supplementary measures to net earnings.

•
“AUM” or “Assets under Management” represent the period-end market value of client assets managed by our asset management subsidiaries on a discretionary basis and in respect of which our wealth management subsidiaries earn investment management fees and, in certain cases, performance fees.  AUM are not reflected on our consolidated balance sheets.

•
“AUA” or “Assets under Administration” represent the approximate period-end market value of client assets administered by our wealth management subsidiaries and in respect of which our wealth management subsidiaries earn commissions, trailer service fees and administrative or other similar fees.  AUA are not reflected on our consolidated balance sheets.

•	“EBITDA” represents earnings before interest, taxes, depreciation and amortization. We use this measure as a supplement to net earnings and cash flows.
•	“Operating Earnings Before Interest, Taxes and Other Non-Cash Items” or “Operating EBITDA” and “Operating Earnings” are set out in the consolidated statements of operations of the Company.
•
“Contribution Margin” or “Margins” is an important measure of earnings in our real estate segment and represents real estate earnings before related selling, general and administrative expenses, interest, taxes, depreciation and amortization.

CONSOLIDATED RESULTS OF OPERATIONS

Six months ended June 30, 2010 compared with the six months ended June 30, 2009

Consolidated Net Earnings
Net earnings for the six months ended June 30, 2010 were $75.1 million or $0.91 per share on a fully diluted basis compared with net earnings of $21.6 million or $0.28 per fully diluted share in the six months ended June 30, 2009.

Selected Consolidated Segmented Earnings (Loss)

(in thousands of dollars)
		Three Months		Six Months
For the three and six months ended June 30,	2010	2009	2010	2009
Wealth management	$27,178	$40,762	$52,814	$29,530
Real estate	13,583	9,137	25,796	10,327
Resource	12,332	2,055	20,207	684
Asset management	27,628	(1,244)	25,890	(2,364)
Intersegment	818	818	1,636	1,636
	81,539	51,528	126,343	39,813
Dilution (loss) gain, net	(19)	462	(6,228)	714
Income taxes	(30,292)	(22,117)	(44,990)	(18,898)
Net earnings for the period	$51,228	$29,873	$75,125	$21,629

DUNDEE CORPORATION

Improved earnings in our wealth management segment reflect the impact of the increase in DundeeWealth’s AUM during 2009 and the first half of 2010, with AUM levels reaching $38.0 billion at June 30, 2010.  In May 2010, Dynamic Funds became the 8th largest fund company in Canada, with market share increasing to 4.11% at June 30, 2010, compared with 3.99% at March 31, 2010 and 3.33% at June 30, 2009.

During the first half of 2010, DundeeWealth disposed of collateralized loan obligations (“CLOs”) for cash proceeds of $38.8 million, resulting in a gain of $33.3 million, before income taxes and non-controlling interests.  In the comparative period of the prior year, net earnings before non-controlling interests from our wealth management segment included a pre-tax fair value adjustment gain of $46.0 million relating to DundeeWealth’s investment in floating rate notes (“FRNs”), offset by a pre-tax impairment loss of $9.5 million on DundeeWealth’s CLO portfolio.

Strengthened by stronger demand in essentially all markets, and most notably in western Canada, earnings in our real estate segment more than doubled to $25.8 million in the first six months of this year compared with $10.3 million earned in the same period of the prior year.  Growth in operating EBITDA to $33.2 million during the first six months of 2010 (six months ended June 30, 2009 - $20.0 million), as well as improved equity earnings from our investment in Dundee REIT, contributed to this growth.

Earnings from our resource segment were $20.2 million during the first half of this year.  This compares with earnings of $0.7 million in the first half of the prior year.  This growth reflects stronger earnings from our equity accounted investments.

Earnings from asset management activities were $25.9 million during the six months ended June 30, 2010.  Investment income of $34.5 million, stemming primarily from the sale of certain resource-based AFS securities, was offset by net operating expenses in this segment.  In the first six months of the prior year, this segment incurred losses of $2.4 million.

Available-for-Sale Securities

(in thousands of dollars)
	Three Months	Six Months
	ended	ended
	30-Jun-10	30-Jun-10
Fair value of available-for-sale securities, beginning of period	$309,956	$257,494
Transactions in the period ended June 30, 2010
New investments	26,053	68,913
Proceeds from sales of investments	(77,871)	(102,432)
Changes in fair values of AFS securities	(216)	33,507
Other transactions	(3,120)	(2,680)
Fair value of available-for-sale securities as at June 30, 2010	$254,802	$254,802

Represented by:
Collateralized loan obligations		$9,424
Mutual funds managed by a subsidiary		125,129
Other		120,249
		$254,802

In the six months ended June 30, 2010, the Company purchased AFS securities at a cost of $68.9 million.  Many of our investments during the first half of 2010 continued to be in the resource sector or were resource-based.  We also received proceeds from dispositions of AFS securities of $102.4 million during the six months ended June 30, 2010, including proceeds of $38.8 million from DundeeWealth’s disposition of certain CLO investments.  At June 30, 2010, the estimated fair value of the Company’s portfolio of AFS securities was $254.8 million (December 31, 2009 - $257.5 million).

DUNDEE CORPORATION

Equity Accounted Investments

(in thousands of dollars)
	Three Months	Six Months
	ended	ended
	30-Jun-10	30-Jun-10
Carrying value of equity accounted investments, beginning of period	$195,260	$158,963
Transactions in the period ended June 30, 2010
Cash invested in equity accounted investees	-	30,163
Distributions received, net of reinvestments	(1,912)	(3,824)
Share of earnings of equity accounted investees	16,323	27,463
Share of other comprehensive income of equity accounted investees	10,847	7,746
Other	2	9
Carrying value of equity accounted investments, June 30, 2010	$220,520	$220,520

The market value of our equity accounted investments as at June 30, 2010 was $304.6 million (December 31, 2009 – $255.6 million).

(in thousands of dollars except percentages)
		June 30, 2010			December 31, 2009
		Carrying	Market		Carrying	Market
	Ownership	Value	Value	Ownership	Value	Value

Breakwater Resources Ltd.	24%	$34,872	$46,787	25%	$18,662	$78,499
Dundee Precious Metals Inc.	23%	86,178	136,002	20%	45,109	74,359
Dundee Real Estate Investment Trust	11%	87,011	108,030	18%	84,156	90,223
Escal UGS S.L. (a)	33%	5,381	5,381	33%	5,714	5,714
Odyssey Resources Ltd.	31%	1,167	1,648	31%	1,417	2,103
Other		5,911	6,790		3,905	4,684
		$220,520	$304,638		$158,963	$255,582
(a)
Our 33% interest in Escal UGS S.L. (“Escal”) is held through Eurogas’ 74% owned subsidiary, Castor UGS Limited Partnership, giving Eurogas an effective 25% interest in Escal.  Escal’s market value has been determined based on its carrying value.

DUNDEE CORPORATION

SEGMENTED RESULTS OF OPERATIONS

(in thousands of dollars)						2010

	Wealth			Asset
For the six months ended June 30, 2010	Management	Real Estate	Resource	Management	Intersegment	TOTAL
REVENUES
Management fees	$275,018	$-	$-	$12,039	$(3,396)	$283,661
Redemption fees	8,357	-	-	-	-	8,357
Financial services	144,758	-	-	659	(1,696)	143,721
Real estate revenues	-	159,069	-	-	-	159,069
Investment income	37,659	-	178	34,549	(2,207)	70,179
	465,792	159,069	178	47,247	(7,299)	664,987
EXPENSES
Selling, general and administrative	145,263	3,836	2,462	14,379	(3,609)	162,331
Variable compensation	89,296	-	-	-	-	89,296
Trailer service fees	82,232	-	-	-	-	82,232
Operating costs, real estate	-	122,006	-	-	(1,483)	120,523
	316,791	125,842	2,462	14,379	(5,092)	454,382
OPERATING EBITDA	149,001	33,227	(2,284)	32,868	(2,207)	210,605
Amortization of deferred sales commissions	47,922	-	-	-	-	47,922
Depreciation, depletion and amortization	5,359	2,541	62	1,153	-	9,115
Interest expense	11,446	6,168	456	5,814	(3,843)	20,041
Equity earnings	-	(5,501)	(21,962)	-	-	(27,463)
Fair value adjustments	(1,276)	-	-	-	-	(1,276)
Foreign exchange loss	1,477	-	156	11	-	1,644
OPERATING EARNINGS	84,073	30,019	19,004	25,890	1,636	160,622
Non-controlling interest	(31,259)	(4,223)	1,203	-	-	(34,279)
	52,814	25,796	20,207	25,890	1,636	126,343
NON-SEGMENTED ITEMS
Dilution loss, net						(6,228)
Income taxes						(44,990)

NET EARNINGS FOR THE PERIOD	$52,814	$25,796	$20,207	$25,890	$1,636	$75,125

(in thousands of dollars)						2009

	Wealth			Asset
For the six months ended June 30, 2009	Management	Real Estate	Resource	Management	Intersegment	TOTAL
REVENUES
Management fees	$189,316	$-	$-	$12,109	$(2,811)	$198,614
Redemption fees	6,897	-	-	-	-	6,897
Financial services	142,054	-	-	699	(1,601)	141,152
Real estate revenues	-	93,258	-	-	-	93,258
Investment income (loss)	2,060	(258)	1,030	6,221	(3,668)	5,385
	340,327	93,000	1,030	19,029	(8,080)	445,306
EXPENSES
Selling, general and administrative	134,251	2,257	2,041	11,131	(2,853)	146,827
Variable compensation	86,434	-	-	-	-	86,434
Trailer service fees	55,918	-	-	-	-	55,918
Operating costs, real estate	-	70,732	-	-	(1,558)	69,174
	276,603	72,989	2,041	11,131	(4,411)	358,353
OPERATING EBITDA	63,724	20,011	(1,011)	7,898	(3,669)	86,953
Amortization of deferred sales commissions	43,376	-	-	-	-	43,376
Depreciation, depletion and amortization	6,613	2,586	264	1,035	-	10,498
Interest expense	11,130	4,856	36	9,258	(5,305)	19,975
Equity losses (earnings)	-	1,768	(1,496)	-	-	272
Fair value adjustments	(36,546)	-	-	-	-	(36,546)
Foreign exchange (gain) loss	(4,414)	-	292	(31)	-	(4,153)
OPERATING EARNINGS (LOSS)	43,565	10,801	(107)	(2,364)	1,636	53,531
Non-controlling interest	(14,035)	(474)	791	-	-	(13,718)
	29,530	10,327	684	(2,364)	1,636	39,813
NON-SEGMENTED ITEMS
Dilution gain, net						714
Income taxes						(18,898)

NET EARNINGS (LOSS) FOR THE PERIOD	$29,530	$10,327	$684	$(2,364)	$1,636	$21,629

DUNDEE CORPORATION

SEGMENTED RESULTS OF OPERATIONS
Six months ended June 30, 2010 compared with the six months ended June 30, 2009

WEALTH MANAGEMENT SEGMENT

DundeeWealth Inc.

Results of Operations
During the first half of 2010, DundeeWealth earned operating EBITDA of $149.0 million and operating earnings of $84.1 million, before non-controlling interests.  This compares with operating EBITDA of $63.7 million and operating earnings of $43.5 million for the same period of the prior year.  As previously indicated, operating EBITDA in the first six months of 2010 includes a realized investment gain of $33.3 million on the disposition of a significant portion of DundeeWealth’s investment in CLOs.  Operating earnings in the comparative period of the prior year included a fair value gain of $46.0 million relating to DundeeWealth’s investment in FRNs, partially offset by a $9.5 million fair value loss on its portfolio of CLOs.

DundeeWealth’s AUM increased to $38.0 billion at June 30, 2010, representing a 5% increase over AUM levels of $36.1 billion at December 31, 2009 and a 28% increase over AUM levels of $29.8 billion at June 30 of the prior year.

(in millions of dollars)
		2009
AUM, January 1,	$36,080	$25,426
Gross additions	5,423	2,795
Redemptions	(3,168)	(1,761)
Market (depreciation) appreciation	(427)	3,161
Changes in discretionary AUM	141	215
AUM, June 30,	$38,049	$29,836

AUA, June 30,	24,843	23,276
Bank deposits, June 30,	7,150	6,175
Combined assets, June 30,	$70,042	$59,287

Through its Dynamic family of funds, DundeeWealth led the industry in net mutual fund sales, as reported by the Investment Funds Institute of Canada (“IFIC”).  Gross additions to AUM during the six months ended June 30, 2010 were $5.4 billion, an increase of 94% over gross additions of $2.8 billion in the six months ended June 30, 2009.  The increase in gross additions was partially offset by a $1.4 million increase in redemptions compared to the first six months of the prior year.

DundeeWealth’s consolidated revenues during the first half of 2010 were $465.8 million, including the $33.3 million in gains from the sale of CLOs.  Excluding these investment gains, consolidated revenues increased 27% over consolidated revenues of $340.3 million during the first half of the prior year.

(in millions of dollars)

For the six months ended June 30,	2010	% Change	2009
REVENUES
Management fees	$275.0	45%	$189.3
Redemption fees	8.4	22%	6.9
Financial services	144.8	2%	142.0
Other	37.6	n/a	2.1
	$465.8	37%	$340.3

DUNDEE CORPORATION

Management fee revenues during the six months ended June 30, 2010 were $275.0 million, representing an increase of $85.7 million or 45% over management fee revenues earned in the same period of the prior year.  Management fee revenue is predominantly determined based on the market value of AUM calculated on the last business day of each month.  Average AUM, excluding AUM in discretionary portfolios, increased by 42% to $35.7 billion during the six months ended June 30, 2010, compared with $25.2 billion in the six months ended June 30, 2009, significantly contributing to the growth in management fee revenues.  In addition, the average management fee rate increased to 1.48% in the first half of 2010 compared with 1.44% in the six months ended June 30, 2009.

Financial services revenues include commission and trailer fees, revenue from capital markets activities and portfolio trading revenues.  Financial services revenues of $144.8 million earned during the first half of 2010 increased modestly over financial services revenues of $142.0 million earned during the same period of the prior year.

Retail commissions were $117.0 million in the first half of 2010 compared with $110.3 million in the same period of the prior year.  Included in retail commissions are trailer service fee revenues which increased by $11.1 million period-over-period, reflecting improved market values in mutual fund AUA.

As DundeeWealth’s financial advisors operate through an open architecture advice network, they may provide their clients with a wide range of DundeeWealth’s as well as other investment products for their portfolios.  Transactions by financial advisors in DundeeWealth’s own investment solutions strengthen growth in AUM.  Commission and trailer service fee revenues earned by DundeeWealth’s financial division and paid by DundeeWealth’s investment management division were $37.6 million in the first six months of 2010 compared with $25.8 million earned in the same period of the prior year.  In accordance with accounting requirements, these intersegment commission and trailer service fee revenues are eliminated and excluded from the determination of consolidated financial services revenue.

Capital markets activities are conducted through DundeeWealth’s IIROC (Investment Industry Regulatory Organization of Canada) member firm, Dundee Securities Corporation (“Dundee Securities”).  Aggregate revenue from capital markets activities during the first half of 2010 was $50.8 million compared with $44.9 million in the first half of the prior year.

Corporate finance revenue increased by 63% to $30.4 million in the first half of 2010, compared with $18.6 million earned during the same period of the prior year.  During the first six months of 2010, Dundee Securities participated in 112 (six months ended June 30, 2009 – 82) public and private new issue transactions.

Offsetting growth in capital markets activities, DundeeWealth’s principal trading activities incurred losses of $2.7 million in the first six months of 2010, compared with revenue of $14.3 million in the prior year.  The loss incurred reflects some significant reversals of market values, predominantly during the second quarter of 2010, as markets have trended down, compared to significant increases experienced during the second quarter of 2009.

Operating expenses in DundeeWealth, adjusted for intersegment distribution fees, were $316.8 million in the first six months of 2010, compared with $276.6 million in the same period of the prior year.  Certain expenses, such as variable compensation costs, trailer service fees and amortization of deferred commissions have increased or decreased in direct correlation with the corresponding revenue streams or AUM levels.

(in millions of dollars)
For the six months ended June 30,	2010	% Change	2009
OPERATING EXPENSES
Selling, general and administrative	$145.2	8%	$134.3
Variable compensation	89.3	3%	86.4
Trailer service fees	82.3	47%	55.9
	$316.8	15%	$276.6

DUNDEE CORPORATION

Selling, general and administrative (“SG&A”) costs incurred by DundeeWealth were $145.2 million in the first six months of 2010 compared with $134.3 million in the first six months of 2009.  This 8% increase was primarily in support of increased revenue levels.

Consistent with the increase in financial services levels, variable compensation costs after intersegment eliminations of $30.6 million (six months ended June 30, 2009 - $21.0 million) have increased by 3% to $89.3 million in the first half of 2010, compared with $86.4 million in the same period of the prior year.  Average margins from retail activities were 21.3% in the first half of 2010, slightly lower than margins of 22.1% earned in the same period of the prior year.  Margins from capital markets activities during the first half of 2010 decreased to 60% from 66% in the first six months of 2009.  This decrease is primarily a result of changes in the mix of capital markets activities.

Trailer service fees are paid to brokers and financial advisors to assist them in providing ongoing support to clients who have invested in DundeeWealth's products.  Trailer service fees are calculated as a percentage of the fair value of the associated AUM and we would therefore expect to see increases or decreases in trailer service fee expense corresponding to increases or decreases in our average AUM during any period.  Trailer fee expense represents 29.9% (June 30, 2009 - 29.5%) of aggregate management fee revenues.

On a consolidated basis, amortization of deferred sales commissions was $47.9 million in the first six months of 2010 (six months ended June 30, 2009 – $43.4 million).  Commissions paid on sales of mutual funds were $68.6 million in the first six months of 2010 (six months ended June 30, 2009 – $38.5 million).  For accounting purposes, these commissions are deferred and amortized on a straight-line basis over five years.  The average commission rate paid on asset gathering activities conducted on a deferred sales charge basis during the first half of 2010 was approximately 4.0% (six months ended June 30, 2009 – 4.0%).

Changes in Financial Condition
The following is a discussion of the more significant changes in DundeeWealth’s consolidated balance sheet items from December 31, 2009 to June 30, 2010.

Client Accounts Receivable, and Client Deposits and Related Liabilities
Client account balances represent funds owing from or belonging to clients, and amounts due to or from brokers and dealers that are pending settlement.  While the amounts may vary significantly on a day-to-day basis, they do not necessarily reflect any meaningful change in DundeeWealth’s financial position.  As at June 30, 2010, client accounts receivable were $491.1 million (December 31, 2009 – $401.8 million) and consist of $199.2 million in client margin accounts (December 31, 2009 – $168.0 million) and $291.9 million in day-to-day settlement amounts (December 31, 2009 – $233.8 million).  Client deposits and related liabilities were $475.8 million (December 31, 2009 – $472.6 million).

Trading Securities Owned and Securities Sold Short
Securities owned and securities sold short represent trading positions in securities at DundeeWealth’s investment dealer subsidiary, Dundee Securities.  Trading positions may vary significantly on a day-to-day basis depending upon trading strategies in response to market conditions and in anticipation of price movements and do not necessarily reflect any meaningful changes to DundeeWealth’s financial position.  Trading positions are recorded at their fair value based on quoted prices where available, with changes in market values being included in principal trading revenue.  As at June 30, 2010, securities owned and securities sold short totalled $94.0 million (December 31, 2009 – $118.0 million) and $58.8 million (December 31, 2009 – $23.1 million), respectively.

DUNDEE CORPORATION

Floating Rate Notes included in Trading Securities
As at June 30, 2010, DundeeWealth held FRNs with a par value of $68.6 million and with an estimated fair value of $5.6 million.

(in thousands of dollars)
		During the six months ended June 30, 2010
	Carrying				Market	Carrying
	Value	Principal			Value	Value
	Dec 31, 09	Repayments	Defaults	Disposition	Adjustment	Jun 30, 10
MAV2 Class B	$22,433	$-	$-	$-	$-	$22,433
MAV2 Class C	9,023	-	-	-	-	9,023
MAV2 IA Tracking Notes	22,610	(17)	-	-	-	22,593
MAV3 IA Tracking Notes	12,438	(511)	-	-	-	11,927
MAV3 TA Tracking Notes	3,229	(610)	-	-	-	2,619
	69,733	(1,138)	-	-	-	68,595
Interest Payments	-	(138)	-	-	-	(138)
Provision and subsequent
adjustments to carrying value	(64,163)	-	-	-	1,276	(62,887)
	$5,570	$(1,276)	$-	$-	$1,276	$5,570

During the six months ended June 30, 2010, DundeeWealth received interest and principal payments of $1.3 million, all of which was applied to reduce the carrying value of the FRNs.

DundeeWealth continues to use a valuation model to determine the fair value of FRNs as outlined on page 15 of the Company’s MD&A accompanying the 2009 Audited Consolidated Financial Statements.  There is no assurance that the pricing of these assets will not increase or decline in future periods, or that the FRNs will trade at a market value which is the same as their fair value.  As a result, these estimates may change materially in subsequent reporting periods.

Available-for-Sale Securities - Collateralized Loan Obligations
During the six months ended June 30, 2010, DundeeWealth disposed of certain of its investments in CLOs for cash proceeds of $38.8 million, realizing a gain on disposition of $33.3 million.  As a result of the divestiture, at June 30, 2010, DundeeWealth held seven positions in CLOs, including U.S. dollar denominated CLOs with a par value of US$21.5 million and Euro denominated CLOs with a par value of €5.5 million.

A number of market factors which had previously exerted downward pressure on CLO pricing exhibited significant improvements throughout the latter part of 2009 and into early 2010.  As a result, pricing related to DundeeWealth’s CLO portfolio has also improved significantly.  The unrealized market appreciation on DundeeWealth’s portfolio of CLOs has been included in other comprehensive income (“OCI”) as the increase was not objectively related to a credit event in the underlying collateral.

Deferred Sales Commissions
Deferred sales commissions represent amounts paid to financial advisors for sales of investment products which are then deferred and amortized over a period of five years.  The June 30, 2010 balance of $257.7 million represents an increase of $20.7 million over the balance of $237.0 million at December 31, 2009.  The $20.7 million increase includes $68.6 million of commissions paid during 2010, net of amortization expense of $47.9 million.

Bank Indebtedness
Dundee Securities has available call loan facilities for $98.6 million with two Canadian chartered banks.  These call loan facilities are secured by either unpaid client securities and/or securities borrowed or owned by Dundee Securities and are used primarily to facilitate the securities settlement process for both client and firm inventory positions and/or to finance margin account activity.  Similar to client account balances, amounts borrowed pursuant to these call loan facilities may vary significantly on a day-to-day basis depending on securities trading activity, without necessarily representing a change in DundeeWealth’s financial position.  Amounts borrowed pursuant to these call loan facilities are reported as bank indebtedness.  Dundee Securities had not drawn against these facilities at June 30, 2010 (December 31, 2009 - $4.8 million), although it has issued certain letters of credit against these facilities in the amount of $2.6 million.

DUNDEE CORPORATION

Corporate Debt
In September 2009, DundeeWealth completed an offering of $200.0 million aggregate principal amount of 5.10% Series 1 notes due September 25, 2014 (the “Notes”).  The terms of the Notes are detailed in note 13 to the 2009 Audited Consolidated Financial Statements.  During the six months ended June 30, 2010, DundeeWealth incurred interest costs of $5.3 million in respect of the Notes.

Series 1 Preference Shares, DundeeWealth
DundeeWealth has issued 6,225,000 4.75% cumulative redeemable first preference shares, series 1 (“Series 1 preference shares, DundeeWealth”) at a price of $25.00 per share.  These shares entitle the holder to a fixed preferential cumulative dividend at the rate of 4.75% per annum, payable quarterly.  During the six months ended June 30, 2010, DundeeWealth accrued dividends of $3.7 million in respect of these preference shares.  The dividends are included as interest expense in net earnings, corresponding with the classification of the preference shares as a liability on our consolidated balance sheet.

Financial Instruments
From time to time, DundeeWealth’s brokerage subsidiary may enter into various derivative contracts to meet the needs of customers, earn trading income and manage exposure to market or foreign exchange risk.  At June 30, 2010, DundeeWealth’s brokerage subsidiary held foreign exchange contracts which are being used to mitigate foreign exchange exposure for its clients.  The principles of hedge accounting were not applied and therefore, fluctuations in foreign exchange rates may impact our operating results.  These foreign exchange contracts are included in trading securities owned or trading securities sold short, as appropriate, on our consolidated balance sheet.

REAL ESTATE SEGMENT

Dundee Realty Corporation

Results of Operations

Contribution Margins from Real Estate Operations
Real estate operations generated contribution margins of $37.1 million or 23.3% on revenues of $159.1 million during the six months ended June 30, 2010.  This compares with contribution margins of $22.5 million or 24.2% on revenues of $93.3 million during the six months ended June 30, 2009.

(in thousands of dollars)
	Six months to June 30, 2010				Six months to June 30, 2009
Components of Real Estate Operations*	Revenue	Costs	Margin	% Margin	Revenue	Costs	Margin	% Margin

Revenue properties	$20,558	$15,491	$5,067	24.6%	$22,656	$15,519	$7,137	31.5%
Land under development	75,034	52,425	22,609	30.1%	19,608	12,491	7,117	36.3%
Housing and condominiums	61,243	54,090	7,153	11.7%	48,311	42,722	5,589	11.6%
Other	2,234	-	2,234	N/A	2,683	-	2,683	N/A
	$159,069	$122,006	$37,063	23.3%	$93,258	$70,732	$22,526	24.2%
* Excludes selling, general and administrative expenses, interest expense and depreciation and amortization

Revenue Properties
Margins earned from revenue properties were $5.1 million in the first six months of 2010, compared with $7.1 million in the same period of 2009.

Ski operations in Colorado generated contribution margins of $2.8 million in the first six months of 2010, a 37% decrease from margins earned in the same period of the prior year.  Margin decreases reflect poor ski conditions throughout the winter ski season, leading to fewer ski visits, as well as the recent weakness of the US dollar.

DUNDEE CORPORATION

Contribution margins from Dundee Realty’s 50% interest in the Distillery Historic District were $1.0 million in the first six months of 2010, decreasing 54% from contribution margins realized in the same period of the prior year.  Contribution margins in the prior year included the operations of Dundee Realty’s partner in the Distillery Historic District as the project was considered a variable interest entity and was consolidated until June 2009.  After adjusting for the change in accounting treatment, contribution margins decreased by 7%, reflecting higher vacancies in retail space.

Dundee Realty provided financing for and holds a 20% interest in RMS Dalhousie Mountain (“RMS”), a windmill project in Nova Scotia.  RMS has entered into a power purchase agreement for renewable energy with Nova Scotia Power Incorporated to supply energy at a fixed rate for the next 25 years.  Operations commenced on a preliminary basis in February 2010 and generated contribution margins of $1.0 million from inception to June 30, 2010.

Land
Revenue from land sales in the first six months of 2010 was $75.0 million generating contribution margins of $22.6 million or 30.1%.  This compares with revenue of $19.6 million generating contribution margins of $7.1 million or 36.3% in 2009.  The $15.5 million increase in contribution margins resulted primarily from a higher number of lot and parcel sales in all markets except Calgary.  Contribution margins were adversely affected by a $1.8 million provision against an amount receivable from a builder who filed for creditor protection in June 2010.  The associated four-acre land parcel is expected to be reclaimed and remarketed.

During the first six months of 2010, Dundee Realty sold 616 lots (first six months of 2009 - 167 lots) at an average selling price of $122,000 per lot (six months ended June 30, 2009 - $86,000 per lot) and 40 parcel acres (six months ended June 30, 2009 – eight parcel acres) at an average price of $456,000 per acre (six months ended June 30, 2009 - $562,000 per acre).

Dundee Realty continues to benefit from increased activity in all markets except Calgary where limited lots are available for sale.  However, Dundee Realty is in the process of bringing online two recently acquired projects in that area that are expected to generate revenue in the near future and into 2011.

Housing and Condominiums
Revenue from sales of housing and condominium units increased in the first six months of 2010 to $61.2 million, from $48.3 million in the same period of 2009, generating contribution margins of $7.2 million and $5.6 million, respectively.  Results during the first half of the prior year include the consolidation of the interest of Dundee Realty’s 50% partner in the Distillery Historic District, as it was considered a variable interest entity until June 2009.  After adjusting for the change in accounting, the increase in revenues is approximately $17.9 million and is attributable to higher sales of homes and condominium units.

During the first six months of 2010, Dundee Realty sold 105 housing units in western Canada at an average selling price of $376,000 per unit, translating into a $5.6 million contribution margin.  This compares with $6.4 million in contribution margins in the first six months of 2009, when 105 housing units were sold at an average selling price of $382,000 per unit.  The decrease in average selling prices resulted in a corresponding decrease of $2.9 million in revenues and a $0.8 million decrease in contribution margins.  At June 30, 2010, there were 123 housing units under construction, of which 80 were pre-sold.

In the first six months of 2010, Dundee Realty completed a further 151 home closings through its joint venture operations in Toronto, where sales revenue of $13.6 million resulted in a contribution margin of $3.0 million.  In addition, Dundee Realty completed 78 condominium occupancies in Toronto, generating sales revenue of $10.9 million and a contribution margin of $1.1 million.

The additional sale of 13 units at the Base Camp One project in Colorado generated $4.0 million in revenue during the first six months of 2010, compared to the sale of five units generating $3.1 million in revenue during the same period of 2009.  The average selling price of these units decreased from $617,000 per unit during the first six months of the prior year to $308,000 per unit in the current period, reflecting discounts required under a new marketing plan.  There are three additional units under contract as at the end of the period.  New pricing programs are in place for the remaining 38 units.

DUNDEE CORPORATION

Changes in Financial Condition

Real Estate Assets

(in thousands of dollars)
As at	June 30, 2010	% Change	December 31, 2009

Land	$329,299	9%	$302,863
Housing and condominiums	76,752	2%	75,502
Revenue properties	69,584	11%	62,506
	$475,635	8%	$440,871

Land Under Development and Land Held for Development
As illustrated below, Dundee Realty’s portfolio of land under development and held for development extends across Canada and the United States.

(in thousands of dollars except for acres and number of lots)
	Land Held for Development		Land Under Development
				Number of	Total
As at June 30, 2010	Cost	Acres	Cost	Lots	Cost
Saskatoon	$46,154	2,253	$21,977	119	$68,131
Regina	13,265	1,124	33,418	406	46,683
Calgary	115,800	1,216	19,419	19	135,219
Edmonton	32,527	518	31,217	404	63,744
Toronto	380	-	8,263	49	8,643
USA	6,879	7	-	-	6,879
	$215,005	5,118	$114,294	997	$329,299

The carrying value of Dundee Realty’s portfolio of land under development and held for development increased to $329.3 million at June 30, 2010, an increase of 9% over $302.9 million at December 31, 2009.

(in thousands of dollars)

Balance of land inventory, December 31, 2009	$302,863
New acquisitions completed during the period	49,000
Costs of development	22,490
Transfer to cost of goods sold	(45,793)
Transfer land from housing and condominiums	891
Other	(152)
Balance of land inventory, June 30, 2010	$329,299

Development costs on land were approximately $22.5 million during the first six months of 2010, mainly in western Canada.  As a result of increased demand for land lots, Dundee Realty estimates that it will spend in excess of $80 million on development activity in this region during the remainder of 2010.  Funding will be provided from operating cash as well as borrowings pursuant to Dundee Realty’s borrowing facilities.

In the first half of 2010, Dundee Realty completed the acquisition of a 53-acre Aspenwoods land parcel in west Calgary for $14.0 million and a 150-acre Evansridge land parcel in north Calgary for $35.0 million.

DUNDEE CORPORATION

Inventory of Housing and Condominiums
Housing and condominiums inventory increased by 2% to $76.8 million as at June 30, 2010 compared with $75.5 million at December 31, 2009.

Development of the southeast corner of the Distillery site continues to proceed.  Construction on Phase One of the project, the 354-unit Clear Spirit tower, commenced in September 2009.  The project is 94% pre-sold at June 30, 2010, with anticipated closings in 2012.  Phase Two of the project, the Gooderham tower, is 81% pre-sold and construction is expected to commence in the next quarter.  The Corktown project in Toronto is progressing, with Phase One and Phase Two both over 90% pre-sold.  Occupancies have commenced for Phase One, with closings anticipated in the third quarter.  Phase Two construction has already started and closings are expected to occur in 2011.  Two Gladstone Avenue, a 54-unit condominium project in Toronto, is 80% pre-sold with construction having commenced in the first quarter of this year.  During the second quarter, Dundee Realty acquired a joint venture interest in SYNC, a 98-unit condominium project located at 630 Queen Street East in Toronto, for $2.7 million.  This project is currently 78% pre-sold and construction is scheduled for the beginning of 2011.

Dundee Realty, together with its joint venture partners, is developing over 100,000 square feet of vacant space located on the third, fourth and fifth floors of the King Edward Hotel in downtown Toronto, into approximately 145 condominium units.  Dundee Realty acquired a 17% interest in the project for $1.6 million.  The project is now 87% pre-sold.  Construction is expected to commence by December 2010, with project completion scheduled for November 2012.

(in thousands of dollars)

Balance of housing and condominium inventory, December 31, 2009	$75,502
New acquisitions completed during the period	4,333
Costs of development	48,904
Transfer to cost of goods sold	(50,964)
Transfer cost to land held for development	(891)
Other	(132)
Balance of housing and condominium inventory, June 30, 2010	$76,752

Significant Housing and Condominium Projects

(in thousands of dollars)
As at June 30, 2010	Location	Number of houses/condo units	Cost
Single family homes	Saskatoon	70	$10,950
	Regina	54	9,884
	Toronto	106	3,129
			23,963
Condominiums
Pure Spirit	Toronto	1	178
Clear Spirit	Toronto	354	9,926
Gooderham	Toronto	328	3,503
Corktown	Toronto	238	15,558
Two Gladstone	Toronto	54	2,789
SYNC ( 630 Queen St E)	Toronto	98	2,902
King Edward	Toronto	145	1,688
Base Camp One	Colorado	41	13,307
Red Sky Ranch	Colorado	1	2,009
Other			929
			52,789

			$76,752

DUNDEE CORPORATION

Revenue Properties

(in thousands of dollars)

Balance of revenue properties, December 31, 2009	$62,506
New acquisitions completed during the period	6,705
Additions during the period	3,133
Depreciation and amortization	(2,433)
Other	(327)
Balance of revenue properties, June 30, 2010	$69,584

Dundee Realty, in conjunction with three other parties, jointly acquired the King Edward Hotel on March 8, 2010 for a total purchase price of $49.0 million and concurrently with the purchase, placed mortgage debt of $38.9 million.  Dundee Realty paid $8.3 million for its 17% interest in the project of which $6.7 million was allocated to revenue properties and $1.6 million to condominium developments.

Dundee Realty spent $1.4 million at its Arapahoe Basin location in Colorado.  The expenditures are part of a US$4.5 million capital plan for 2010 that includes the ski area’s first four person detachable lift, the Black Mountain Express.  This new ski lift will replace the ageing Exhibition chair as the main access point from the base.

Real Estate Debt
Real estate debt as at June 30, 2010 was $168.5 million (December 31, 2009 - $180.8 million) including $40.4 million relating to a revolving term credit facility, with the balance divided among mortgages on revenue properties, land servicing loans, vendor take back financing of land purchases and housing construction loans.  Debt is generally secured by charges on specific properties to which the debt relates.  As at June 30, 2010, $80.4 million (December 31, 2009 - $50.1 million) of aggregate debt in our real estate segment was subject to a fixed, weighted average interest rate of 6.21% (December 31, 2009 – 7.55%) and matures between 2010 and 2030.  A further $88.1 million (December 31, 2009 - $130.7 million) of real estate debt is subject to a weighted average variable interest rate of 4.55% (December 31, 2009 – 4.80%) and matures between 2010 and 2018.

The revolving term credit facility includes amounts available up to a formula-based maximum not to exceed $150 million.  The facility bears interest at prime plus 3% or at the corporate bankers’ acceptance rate plus 4.25%.  The facility is secured by a general security agreement and first charges against lots and parcels, as well as certain land held for development in Saskatoon, Regina, Calgary and Edmonton.  At June 30, 2010, Dundee Realty had drawn $64.9 million against its revolving term credit facility, including $24.5 million in the form of letters of credit.  The facility was renewed on October 16, 2009 and expires on November 30, 2011.

Dundee REIT
Dundee REIT is an unincorporated, real estate investment trust and is a leading provider of high quality, affordable business premises.  It is focused on owning, acquiring, leasing and managing mid-sized urban and suburban office and industrial properties in Canada.  At June 30, 2010, Dundee REIT’s portfolio consisted of approximately 9.3 million square feet of gross leasable area across Canada.

Since September 2009, Dundee REIT successfully raised approximately $404.4 million in equity financings, including $115.1 million completed during the second quarter of this year.  These arrangements facilitated the acquisition of eight properties, enhancing Dundee REIT’s real estate portfolio by over two million square feet of office and industrial space in Toronto, Edmonton, Regina and Ottawa.  The benefit of these acquisitions is reflected in improved revenues and net earnings during the first six months of 2010, which increased by 33% and 31%, respectively, compared with the same period of 2009.  Occupancy rates at June 30, 2010 were 97%.

The Company’s share of earnings from its investment in Dundee REIT for the six months ended June 30, 2010 was $1.7 million.  We also recognized a dilution gain of $3.8 million following the equity issuances completed by Dundee REIT as we did not participate in these offerings. This compares with net equity losses of $1.8 million in the same period of 2009.

DUNDEE CORPORATION

Dundee Corporation received distributions from Dundee REIT of $4.9 million during the six months ended June 30, 2010 (six months ended June 30, 2009 - $4.7 million), of which $1.0 million was reinvested in Dundee REIT as part of its dividend reinvestment program (six months ended June 30, 2009 - $nil).

At June 30, 2010, Dundee Corporation held, directly and indirectly, an 11% interest in Dundee REIT.  We continue to equity account our investment as we are able to exert significant influence over the operations and financial results of Dundee REIT through our representation on the board of trustees, and through service arrangements and senior management representation.  At June 30, 2010, the market value of our investment in Dundee REIT was $108.0 million.

RESOURCE SEGMENT

Earnings in the resource segment during the six months ended June 30, 2010, were $20.2 million compared to earnings of $0.7 million in the same period of 2009.  Earnings from resource-based equity accounted investments were $22.0 million during the first six months of 2010 compared with equity earnings of $1.5 million in the same period of 2009.

Eurogas Corporation

Ontario Oil and Gas Projects
On June 29, 2010, Dundee Energy Limited Partnership (the “Partnership”), a wholly-owned limited partnership of Eurogas, acquired a 95% working interest in onshore oil properties and a 65% working interest in offshore gas properties, all located in and around Lake Erie, Ontario (the “Acquisition”).  As part of the Acquisition and through the ownership of the Partnership, Eurogas also acquired a 65% interest in certain other tangible assets, including drilling and completion vessels, gas plants and compressor stations and a 100% interest in oil storage tanks.  The Acquisition also provides for ownership of certain seismic data.  Eurogas paid $133.0 million to acquire the assets, subject to receipt of final closing adjustments estimated to be between $2.0 million and $4.0 million.

The initial acquisition price as announced in April 2010 was $131.0 million.  Expenses of the Acquisition were $5.5 million, including interest costs of $1.3 million, post closing costs including capital expenditures of $1.4 million and legal and advisory costs of $2.8 million.  These amounts were added to the aggregate purchase price.

During the period from March 1, 2010, the effective date of the Acquisition, through to May 31, 2010, Eurogas earned $3.5 million, net of taxes, from the ongoing operation of these assets.  These net operating amounts were applied to reduce the purchase price to $133.0 million.  Eurogas has yet to receive the operating income to its account from May 31, 2010 through to the closing date of June 29, 2010.  Part of the purchase price was funded using Eurogas’ cash and short term investments.  The balance of the funding was provided by a revolving credit facility from a banking syndicate (see “Eurogas Corporation – Demand Revolving Credit Facility”).

Eurogas has allocated $113.4 million of the aggregate purchase price to oil and natural gas rights, net of an estimated asset retirement obligation of $7.3 million.  The balance of the purchase price was allocated to other tangible property and taxes thereon.

(in thousands of dollars)
Net assets acquired
Oil and natural gas rights	$113,425
Other tangible assets	27,373
Asset retirement obligation	(7,291)
Future income tax liability	(459)
$133,048

DUNDEE CORPORATION

The assets, all located in and around Lake Erie, Ontario, include a 95% working interest in 65,000 acres of onshore oil properties as well as a 65% working interest in 902,000 acres of offshore gas properties.  Current net production volumes from these assets include 706 barrels per day (“bpd”) of 42◦ API oil and condensate as well as 11.6 million cubic feet per day (MMcf/d) of natural gas.  Combined, this represents net production volumes of 2,639 barrels of oil equivalent per day1 (boed), expected to generate approximately $25.0 million of cash flows per annum.

Management, together with independent qualified reserves evaluators and engineers estimate proved reserves of 66 billion cubic feet of gas with a reserve life index2 of 16.3 years as well as 2 million barrels of oil with a reserve life index of 6.9 years.

As part of the Acquisition, Eurogas acquired a 65% ownership interest in certain other assets including an offshore fleet of drilling and completion vessels, three gas plants and three compressor stations, all located onshore, and a 100% interest in four oil batteries.  The Acquisition includes ownership or licensing of 14,680 km of 2-D seismic and 431 km2 of 3-D seismic.

The Acquisition also provides Eurogas with potential growth opportunities, including a significant number of development drilling locations, as well as opportunities for well re-completions and the optimization of the existing infrastructure system.  Importantly, Eurogas’ quest to acquire these assets includes the potential for the development of gas storage reservoirs as the gas reserves are gradually depleted over the next 16 years.

Demand Revolving Credit Facility
In connection with the Acquisition, on June 29, 2010, Eurogas arranged for an $80.0 million credit facility for the benefit of the limited partnership established for the purpose of holding the Ontario oil and natural gas assets.  The credit facility was placed with a banking syndicate of Canadian chartered banks.  The credit facility is structured as a demand revolving loan, and is subject to a tiered interest rate structure that varies based on the net debt to cash flow ratio generated by the Ontario oil and natural gas assets.  The ratio is initially set at prime plus 3% for loans and letters of credit or, for bankers’ acceptances, at the bankers’ acceptance rate plus 4%.

At June 30, 2010, an aggregate of $63.9 million had been drawn against the facility, including $3.3 million in the form of a letter of credit.  The credit facility is secured against all of the oil and natural gas assets acquired pursuant to the Acquisition.

Spanish Underground Gas Storage Project
Eurogas holds a 73.7% interest in Castor UGS Limited Partnership (“CLP”), which in turn holds a 33% interest in the Spanish Castor Exploration Permit through its investment in Escal, giving Eurogas an effective interest of 24.6% in the Castor UGS Project (“Castor UGS Project”).  The Castor Exploration Permit covers the depleted Amposta Oilfield, which is being utilized by Escal for its underground gas storage project.

CLP has entered into agreements with ACS Servicios Comunicacions y Energia S.L. (“ACS”) and Enagas S.A. pursuant to which ACS acquired a 66.7% interest in Escal.  In turn, Enagas S.A., the technical manager of the gas system and common carrier for the high pressure gas network in Spain, will acquire 50% of ACS’s interest in Escal at commissioning and start-up of the Castor UGS Project, subject to certain terms and conditions.  In accordance with the terms of the agreement, ACS is responsible for providing equity and arranging project financing for the Castor UGS Project, including providing all guarantees that may be required through to the inclusion of the underground storage facility into the Spanish gas system.  After the system is operational, Eurogas will be responsible for its proportionate share of any new capital investments which Eurogas anticipates will be covered by operating revenues.

1 Calculated at a barrel of oil (boe) conversion ratio of six thousand cubic feet of natural gas to one barrel of oil (6 Mcf to 1 barrel), based on an energy equivalency conversion method which is primarily applicable at the burner tip and does not always represent a value equivalency at the wellhead.

2  Reserve life index was determined by dividing proved reserves at the expected acquisition date by expected annual production.  For greater certainty, the reserve life index included only proved reserves and does not include probable or possible reserves.

DUNDEE CORPORATION

In 2009, Escal and its shareholders engaged a group of banks to lead a process to obtain project financing for the construction and commissioning of the Castor offshore and onshore facilities including pipelines, interest and guarantees during construction.  On July 22, 2010, Eurogas announced that Escal had completed a 10-year, €1.3 billion project financing with a syndicate of 19 international banks.  To provide security for the financing, CLP and the other shareholder of Escal have pledged their respective shares in Escal to the banking syndicate.

Construction of the project is advancing.  Following completion of the process platform, which is expected in the third quarter of 2010, Escal will initiate a 12 well drilling program.  Commencement of pipeline construction is scheduled for the fourth quarter of this year.  The targeted completion date for the Castor UGS Project is mid-2012.

Eurogas International Inc.

EII is currently conducting exploration programs for oil and natural gas offshore Tunisia in the Gulf of Gabes, where it holds an interest in the 1.0 million acre Sfax permit (“Sfax Permit”).  EII is the non-operating partner in the permit.  All costs associated with the Sfax Permit are capitalized as part of the exploration and evaluation phase of operations.  During the six months ended June 30, 2010, an aggregate of $2.0 million (six months ended June 30, 2009 - $2.1 million) was capitalized to the Tunisian asset pool.

EII, on behalf of the joint venture, is overseeing the reprocessing of four 3-D seismic surveys on the Sfax Permit.  The 340 km2 Sfax program over the Ras-El-Besh and Jawhara oil prospects was completed and mapping has commenced.  The 60 km2 and 460 km2 programs for Salloum and the Kerkennah Banks, respectively, and a portion of the older Ashtart 3-D survey are currently being reprocessed.  Selected 2-D seismic lines will also be reprocessed to support the mapping of prospects and leads on the permit.  Once completed, EII, together with its joint venture partner, will use the reprocessed data to remap the prospects and leads in order to determine a future course of action with respect to the drilling of an exploration well to satisfy an outstanding drilling obligation pursuant to the terms of the permit itself.  Funding for the drilling of this well has not as yet been arranged by EII or the joint venture.

Seawolf Litigation
Atlas Petroleum Exploration Worldwide Ltd. (“APEX”), as operator under the Sfax joint venture, commenced arbitration proceedings against Seawolf Oilfield (Cyprus) Limited and Seawolf Oilfield Services Limited (collectively, “Seawolf”) under the rules of the London Court of International Arbitration.  APEX, on behalf of the joint venture, filed a statement of case seeking damages for misrepresentations and breach of a drilling contract in respect of the REB-3 well within the Ras-El-Besh concession, as well as payment of indemnities under the contract.  Seawolf responded by filing a counterclaim.  In April 2010, the parties reached an agreement in principle for a proposed settlement of the arbitration proceedings.  The settlement provides for the payment, by Seawolf to the joint venture, of US$12 million to be received over 18 months and which is to be secured by a bank guarantee from a recognized international bank.  EII’s interest in the settlement proceeds is subject to final determination under its joint venture agreement with APEX and the joint venture’s farmout and settlement agreements with Delta, but will be no less than US$2.7 million or 22.5% of the settlement amount, and may reach a maximum of US$5.4 million or 45%.  Settlement proceeds, when received, will be recorded as a reduction in the carrying value of EII’s interest in oil and natural gas properties.

Nichromet Extraction Inc. (“Nichromet”)

Nichromet is an exploration and development stage company with exploration and reconnaissance licenses on mining properties located in Guatemala.  In addition, Nichromet has developed metallurgical processes based on a chlorine leach technology.  Nichromet has constructed a pilot plant and applied the technology to the asbestos tailings in the Thetford Mine area in Quebec and mineralized material from other worldwide provenance.  Dundee Corporation holds 41.8 million common shares, representing a 51.1% interest.  As such, effective June 30, 2010, the Company is consolidating the accounts of Nichromet in its consolidated financial statements.  As Nichromet is a development stage company, it has no significant revenues.

Subsequent to June 30, 2010, the Company acquired a further 8.4 million common shares of Nichromet, effectively increasing our holdings to 55.7%.

DUNDEE CORPORATION

Equity Accounted Resource Investments

Breakwater Resources Ltd.
During the first six months of 2010, Breakwater reported net earnings of $49.5 million on gross sales revenue of $197.5 million, compared with a net loss of $11.0 million on gross sales revenue of $105.0 million during the first six months of 2009.  Gross sales revenue and the resulting net earnings increased period-over-period primarily due to significantly higher metal prices and higher concentrate sales volumes.

On April 1, 2010, Breakwater announced that it had closed a third party flow-through share private placement consisting of 11.1 million shares at a price of $0.45 per share for gross proceeds of approximately $5.0 million.

In June 2010, the shareholders of Breakwater approved the consolidation of its common shares on the basis of one post-consolidation share for every 10 pre-consolidation shares.  At June 30, 2010, we held 17.1 million shares of Breakwater, representing a 24% interest.  The market value of our investment was approximately $41.7 million.  In addition, we own 29 million warrants (BWR.WT.A) which, at June 30, 2010, had a market value of approximately $5.1 million.

Equity earnings from our investment in Breakwater for the six months ended June 30, 2010 were $15.7 million (six months ended June 30, 2009 – loss of $0.5 million).

Dundee Precious Metals Inc.
During the six months ended June 30, 2010, net revenue from sales of concentrates generated by Dundee Precious was US$81.4 million, an increase of 64% over net revenue of US$49.5 million generated in the corresponding prior year period.  The growth is partially attributable to a 19% increase in deliveries of concentrates, as well as improved metals prices.  Also contributing to the increase in net revenue is the inclusion of Namibia Custom Smelters (Pty) Ltd., a metals processing and smelting unit operating in Tsumeb, Namibia, which Dundee Precious acquired in late March 2010.

Gross profits from mining operations were US$16.7 million during the six months ended June 30, 2010, compared with gross profits of US$10.9 million in the prior year period.  The increase in gross profits is consistent with the growth in net revenues, reflecting higher gold, copper, and zinc prices as well as increases in concentrate deliveries.  These increases are partially offset by unfavourable mark-to-market adjustments and final settlements.

Dundee Precious reported a net loss of US$31.8 million during the six months ended June 30, 2010, compared with a net loss of US$2.1 million in the prior year period.  The net loss in the first half of 2010 included an impairment provision of US$50.6 million taken against the planned construction of a metals processing facility (“MPF”) in Chelopech as the Bulgarian Supreme Administrative Court’s final decision to revoke the MPF Environmental Impact Assessment renders it unlikely that the MPF project will proceed.  Dundee Corporation had previously provided against the carrying value of these assets as part of its recognition of an other-than-temporary impairment against its carrying value of Dundee Precious on December 31, 2008.  Accordingly, Dundee Corporation’s earnings during the six months ended June 30, 2010 do not include its share of the provision realized by Dundee Precious.  As a result, we realized equity earnings from our investment in Dundee Precious of $6.1 million during the six months ended June 30, 2010 (six months ended June 30, 2009 - $4.8 million).

In the first quarter of 2010, Dundee Precious completed a public offering of 20 million of its common shares at a price of $3.30 per share, for gross proceeds of $66 million.  Dundee Corporation acquired 8,881,200 common shares in the public offering, increasing our interest in Dundee Precious from 20% to 23%.

At June 30, 2010, we held approximately 28.3 million shares and 3.9 million warrants of Dundee Precious with an aggregate market value of $136.0 million.

In April 2010, Dundee Precious entered into a definitive business combination agreement for the sale of its Timok and Potoj Cuka gold projects located in Serbia (the “Projects”), which, when completed, results in Dundee Precious owning an approximate  50.3% interest in Avala Resources Ltd., a company trading on the TSX Venture Exchange.

DUNDEE CORPORATION

Other Equity Accounted Resource Investments

Other equity accounted resource investments include Odyssey Resources Ltd., Valdez Gold Corporation and Corona Gold Corporation.  Our share of earnings from these investments for the six months ended June 30, 2010 were $0.1 million (six months ended June 30, 2009 – equity losses of $2.8 million).  Together, these investments represent a market value of $8.4 million as at June 30, 2010.

ASSET MANAGEMENT SEGMENT

Ned Goodman Investment Counsel Limited
At June 30, 2010, NGIC provided sub-advisory and investment services to approximately $3.0 billion of DundeeWealth’s AUM.  These sub-advisory services generated revenues of $1.9 million in the six months ended June 30, 2010 (six months ended June 30, 2009 - $1.3 million), representing an advisory fee rate of 0.123% on average assets throughout the period.  In accordance with accounting requirements, these amounts have been eliminated in our consolidated financial results.

NGIC also provides advisory and investment services to Ravensden Alternative Group Trust (“RAGT”), an investment entity established by NGIC in late 2009 with AUM of $12.6 million at June 30, 2010.  To date, this investment entity has raised $11.1 million, including $7.6 million invested directly by Dundee Corporation.  RAGT’s performance during the six months ended June 30, 2010 was 22%.

NGIC is progressing with the capital raising for the Global Resource LP, a Cayman Islands limited partnership, which will focus on global equity and debt investments in both private and public resource companies.  Dundee Corporation has committed to invest $200 million of our own funds in limited partnership units of which $20 million has been drawn down and invested.  NGIC provides sub-advisory management services to the general partner of Global Resource LP and provides technical expertise, advice and due diligence services to assist the general partner with the review, selection and management of investment opportunities.  During the quarter ended June 30, 2010, NGIC made significant progress towards completing the necessary documentation and agreements and towards preparing the necessary due diligence information that will permit the formal launching of the limited partnership.

Dundee Real Estate Asset Management
DREAM is a fully diversified real estate investment and asset management company with a scope of business that includes real estate asset management and advisory services encompassing commercial real estate and real estate development, as well as investments in Canadian renewable energy infrastructure assets.  At June 30, 2010, DREAM managed assets with an estimated value of $3.8 billion (June 30, 2009 - $3.1 billion).

(in thousands of dollars)
For the six months ended June 30,	2010	2009
Revenues	$8,074	$6,267
Expenses	2,891	2,063
Margin	5,183	4,204
Termination fee	-	2,500
Operating profits before intersegment amounts	5,183	6,704
Less: Intersegment amounts	(1,483)	(1,558)
Operating profits	$3,700	$5,146

Value of assets under management	$3,800,000	$3,100,000

Revenues in our real estate asset management division reflect asset management, acquisition and financing fees related to properties that DREAM currently manages.  Management fee revenues increased to $8.1 million in the first half of 2010, from $6.3 million in the same period of 2009, reflecting increased asset management fees from property acquisitions.  During the first six months of 2010, DREAM generated $3.7 million of operating profits, a $1.4 million decrease from the same period of 2009.

DUNDEE CORPORATION

Prior year operating margins benefitted from a $2.5 million payment for the termination of an asset management contract, as well as adjustments to previously estimated operating costs.

DREAM earns asset management revenue in respect of projects in which Dundee Realty has invested capital, including Dundee Realty’s investments in real estate and infrastructure projects.  In the first six months of 2010, DREAM recognized $1.5 million (six months ended June 30, 2009 - $1.6 million) of asset management revenues in respect of projects in which Dundee Realty has invested capital.  The portion of revenue that is earned in respect of Dundee Realty’s invested capital is eliminated in determining our consolidated financial results.

Income from Corporate Investments
Dundee Corporation owns several public and private investments in a variety of industry sectors.  Revenues from these investments include net realized gains on sales of investments, dividends and interest income.  Gains and losses on investments are not recognized in earnings until realized, although provisions for impairment in value are made when deemed appropriate.  Unrealized gains and losses on securities designated as AFS are recorded as a component of OCI.

Selling, General and Administrative
Generally, head office costs, including costs associated with corporate governance and related public company costs, are accumulated and reported as head office costs and are not allocated to other operating segments.  These costs were $14.4 million for the six months ended June 30, 2010 and include approximately $1.2 million of costs associated with new business initiatives and related regulatory matters as well as costs associated with the IFRS conversion project.  In comparison, head office costs in the prior year were $11.1 million.  Prior year comparative results were net of a $1.3 million adjustment to a previously estimated salary related cost, reducing net expenses in that period.

Corporate Interest Expense
Corporate interest expense was $5.8 million for the six months ended June 30, 2010, compared with $9.3 million in the same period of 2009.  Decreases in interest expense reflect lower average levels of bank borrowings during the current six month period.

Income Tax Expense
The Company’s effective income tax rate was 29.1% for the six months ended June 30, 2010 (six months ended June 30, 2009 – 34.8%).  The effective tax rate for 2010 was below the statutory combined federal and provincial tax rate of 31% primarily as a result of the realization of certain future tax assets at higher tax rates than originally anticipated, partially offset by non-deductible items, including stock based compensation and preference share dividends.

OTHER CONSOLIDATED BALANCES AND CAPITAL STRUCTURE

Goodwill and Other Intangible Assets
Goodwill and other intangible assets were carried at $734.4 million at June 30, 2010 compared with $736.4 million at December 31, 2009.

(in thousands of dollars)
		Investment	Institutional
		Management	Management	Funds under	Customer
	Goodwill	Contracts	Contracts	Administration	Relationships	TOTAL
Balance, December 31, 2009	$373,926	$338,078	$13,954	$8,514	$1,883	$736,355
Amortization	-	-	(821)	(473)	(665)	(1,959)
Balance, June 30, 2010	$373,926	$338,078	$13,133	$8,041	$1,218	$734,396

DUNDEE CORPORATION

Corporate Debt

(in thousands of dollars)
			Revolving Term Credit Facilities
	$9.5 million	$200 million		$150 million	$80 million	Real
	Exchangeable	Notes, Series 1	$200 million	Dundee	Eurogas	Estate
	Debentures	DundeeWealth	Corporate	Realty	Corporation	Debt	TOTAL
Balance, December 31, 2009	$9,227	$197,949	$-	$75,408	$-	$105,433	$388,017
Revolving term credit facilities	-	-	11,923	(35,000)	63,888	-	40,811
Changes in real estate debt	-	-	-	-	-	22,645	22,645
Other	28	214	-	-	-	-	242
Balance, June 30, 2010	$9,255	$198,163	$11,923	$40,408	$63,888	$128,078	$451,715

Revolving Term Credit Facility – Corporate
The Company has established a $200 million revolving term credit facility, which expires on November 9, 2010.  Borrowings under the facility bear interest, at the Company’s option, at a rate per annum equal to either the bank’s prime lending rate for loans plus 1.25% or, for bankers’ acceptances, at the bank’s then prevailing bankers’ acceptance rate plus 2.25%.  The Company is subject to a standby fee of 0.7875%.  As at June 30, 2010, $11.9 million was drawn against the facility.

The facility is subject to certain covenants, including maintenance of minimum levels of specific assets, restrictions on the existence of secured indebtedness, restrictions on the redemption, purchase or repayment of the exchangeable debentures and restrictions on the prepayment and payment of interest on the exchangeable debentures.  In certain limited circumstances, we may be required to pledge certain of our investments as security against amounts borrowed pursuant to the amended facility.

The credit facility provided to the Company is subject to an annual renewal.  There can be no assurance that the credit facility will be renewed on November 9, 2010 under the same terms and conditions as provided in the current credit facility.

5.85% Exchangeable Unsecured Subordinated Debentures
The Company’s exchangeable debentures mature on June 30, 2015.  Each $1,000 exchangeable debenture can be exchanged, at the option of the holder, for 33.6134 units of Dundee REIT, subject to certain conditions.  This represents an exchange price of $29.75 per Dundee REIT unit.  At June 30, 2010, approximately $9.5 million remained outstanding pursuant to these exchangeable debentures.  We have placed sufficient units into escrow established for this purpose to satisfy any potential obligation pursuant to the exchangeable debentures.

Debt of Subsidiaries
A more detailed discussion of corporate debt in each of our business segments is discussed under “Segmented Results of Operations ”.

Future Income Tax Liabilities
Our net future income tax liability at June 30, 2010 was $29.2 million, which represents future income tax assets of $154.4 million offset by future income tax liabilities of $183.6 million.  This compares to a net future income tax liability of $40.2 million at December 31, 2009.  Details of the components of the Company’s future income tax assets and future income tax liabilities are included in note 20 to the unaudited interim consolidated financial statements for the six months ended June 30, 2010.

Future income tax liabilities in respect of the wealth management segment for the first six months of 2010 include $87.6 million (December 31, 2009 - $87.8 million) relating to investment management contracts acquired in previous business combinations and $70.9 million (December 31, 2009 - $67.2 million) associated with deferred sales commissions.

Included in future income tax assets at June 30, 2010 is $120.3 million (December 31, 2009 – $113.5 million) representing the Company’s estimate of the benefit realizable from tax loss carry forwards.  The benefit recognized in respect of these tax loss carry forwards at June 30, 2010 is based on aggregate income tax losses of $512.8 million (December 31, 2009 - $492.0 million).

DUNDEE CORPORATION

Non-Controlling Interest

Non-controlling interest increased during the six months ended June 30, 2010 to $704.8 million from $667.9 million at the end of 2009.

(in millions of dollars)
	Dundee		Dundee	Nichromet
	Wealth	Eurogas	Realty	Extraction	TOTAL
Balance, December 31, 2009	$566.4	$46.2	$55.3	$-	$667.9
Net earnings (loss)	31.3	(1.2)	4.2	-	34.3
Other comprehensive loss	(8.3)	(0.1)	-	-	(8.4)
Cash distributions/dividends	(12.9)	-	(5.4)	-	(18.3)
Dilution loss	1.3	-	4.9	-	6.2
Other transactions	11.4	-	5.7	6.0	23.1
Balance, June 30, 2010	$589.2	$44.9	$64.7	$6.0	$704.8

Share Capital

As at June 30, 2010, there were 68,100,430 Class A subordinate shares (“Subordinate Shares”) and 3,119,269 Class B common shares outstanding.

Normal Course Issuer Bid
On March 30, 2009, the Company obtained approval from the Toronto Stock Exchange to purchase its Subordinate Shares in the market for cancellation pursuant to a renewed normal course issuer bid.  On March 30, 2010, we received regulatory approval to continue our normal course issuer bid from April 1, 2010 to March 31, 2011.  Subject to certain conditions, we may purchase up to a maximum of 5.4 million Subordinate Shares during the allotted time period, representing 10% of our public float.  During the six months ended June 30, 2010, we purchased 3,727,400 Subordinate Shares at a cost of $49.9 million for cancellation pursuant to the provisions of our normal course issuer bid.

As at June 30, 2010, we had granted 1,645,000 options with a weighted average exercise price of $8.51, of which 330,000 were exercisable, as holders had met the vesting criteria.

The terms of the Company’s preference shares are detailed in note 16 to the 2009 Audited Consolidated Financial Statements.  At June 30, 2010, there were 6.0 million Preference shares, series 1 and 5.2 million Preference shares, series 2 outstanding.  During the six months ended June 30, 2010, we paid dividends of $3.8 million and $4.4 million on the Preference shares, series 1, and Preference shares, series 2, respectively.  The dividends associated with the Preference shares, series 1 have been included as interest expense in net earnings to correspond with the classification of these shares as liabilities on our consolidated balance sheet.

DUNDEE CORPORATION

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Significant Sources and Uses of Cash and Cash Equivalents
As at June 30, 2010, cash and cash equivalents were $484.5 million compared with $480.2 million at December 31, 2009.  We generated net cash inflows during the six months ended June 30, 2010 of $4.3 million.  Significant cash flows during the six months ended June 30, 2010 compared with cash flows during the six months ended June 30, 2009 are as follows:

Significant Cash Flows from Operating Activities

(in thousands of dollars)
For the six months ended,	June 30, 2010	June 30, 2009
Operating activities:
Net earnings, net of non-cash items	$84,105	$68,212
Client account balances and securities owned and sold short	(19,456)	131,118
Changes in bank indebtedness	(4,821)	13,688
Changes in working capital amounts	58,054	7,647
Changes in land, housing and condominium inventory	30,693	(59,577)
Other changes in real estate working capital	4,251	49,395
Changes in other operating activities	15,188	(7,554)
Cash provided from operating activities	$168,014	$202,929

•
The effect of changes in client account balances and securities owned and sold short held by DundeeWealth and by Dundee Merchant Bank will vary significantly on a day-to-day basis as previously noted.  These changes will cause movements in cash in our operating subsidiaries.  Changes in cash resulting from these types of transactions may not necessarily reflect any meaningful change in our own financial position, or that of our subsidiaries.  During the first half of 2010, variations in these balances resulted in net cash outflows of $19.5 million (six months ended June 30, 2009 – $131.1 million net cash inflows).

•
Changes in amounts owing on bank indebtedness reflects the use of DundeeWealth’s brokerage subsidiary’s call loan facilities.  These balances may also vary significantly on a period-by-period basis.  During the six months ended June 30, 2010, DundeeWealth repaid $4.8 million against these facilities on a net basis.  By comparison, in the same period of the prior year, changes in call loan balances generated cash inflows of $13.7 million.

•
Changes in working capital amounts, including changes in accounts receivable, net of accounts payable, generated cash inflows of $58.1 million in the first half of 2010, partially related to the receipt of performance fee revenues earned on December 31, 2009.  In the first quarter of the prior year, these working capital items generated operating cash inflows of $7.6 million.

•
During the six months ended June 30, 2010, Dundee Realty generated cash of $30.7 million from activities related to the development of land, housing and condominium inventory.  In the same period of the prior year, these real estate activities utilized cash of approximately $59.6 million.

•
Other changes in working capital relating to real estate activities generated operating cash inflows of $4.3 million during the first half of 2010, compared with operating cash inflows of $49.4 million in the same period of 2009.

DUNDEE CORPORATION

Significant Cash Flows from Investing Activities

(in thousands of dollars)
For the six months ended,	June 30, 2010	June 30, 2009
Investing activities:
Sales commissions incurred on distribution of mutual funds	$(68,632)	$(38,517)
Acquisitions of corporate investments	(102,576)	(26,055)
Proceeds from dispositions of corporate investments	179,225	3,790
Net investment in real estate assets	(16,774)	(19,298)
Acquisition of shares from non-controlling interests	-	(1,281)
Acquisition of oil and natural gas properties	(133,048)	-
Net changes in capital and other tangible assets	(6,192)	(1,541)
Cash used in investing activities	$(147,997)	$(82,902)

•	Eurogas disbursed $133.0 million to complete the acquisition of certain oil and gas assets in Ontario.
•
Gross additions of new AUM in DundeeWealth were $5.4 billion during the first half of 2010 (six months ended June 30, 2009 – $2.8 billion).  Sales commissions paid on these new AUM were $68.6 million (first half of 2009 – $38.5 million).

•
During the six months ended June 30, 2010, we invested $102.6 million (six months ended June 30, 2009 – $26.1 million) in new investments or in acquiring an increased interest in existing investments in our portfolio of AFS or equity-accounted securities.

•
Proceeds from sales of corporate investments were $179.2 million for the six months ended June 30, 2010 (six months ended June 30, 2009 – $3.8 million), including $38.8 million from the sale of CLOs by DundeeWealth.  Cash flows from these investment activities will vary from period-to-period and are dependent on trading activity.

•
Net real estate acquisitions and development activities (other than for inventory referred to previously) required cash of $16.8 million during the first six months of 2010 compared with $19.3 million during the same period of 2009.

Significant Cash Flows from Financing Activities

(in thousands of dollars)
For the six months ended,	June 30, 2010	June 30, 2009
Financing activities:
Acquisition of Class A subordinate shares, net of costs	$(49,850)	$(1,055)
Dividends paid on Preference shares, series 2	(4,387)	-
Change in corporate debt facilities	46,076	(31,824)
Dividends paid by subsidiaries to non-controlling interests	(18,138)	(3,303)
Other financing activities	10,623	(3,562)
Cash used in financing activities	$(15,676)	$(39,744)

•
During the first half of 2010, the Company purchased 3,727,400 Subordinate Shares (first half of 2009 – 260,700 Subordinate Shares) for cancellation under our normal course issuer bid at an aggregate cost of $49.9 million (six months ended June 30, 2009 - $1.1 million).

•	During the six months ended June 30, 2010, the Company paid a dividend of $4.4 million on outstanding Preference shares, series 2 which were issued during the third quarter of the prior year.
•
Net amounts drawn pursuant to corporate debt facilities during the first half of 2010, including amounts drawn by Eurogas to fund the acquisition of certain oil and gas assets were $46.1 million (six months ended June 30, 2009 – repayment of $31.8 million).

•	Our subsidiaries paid dividends to non-controlling shareholders during the first six months of 2010 of $18.1 million (June 30, 2009 – $3.3 million).

DUNDEE CORPORATION

DundeeWealth’s main operating subsidiaries function in regulated environments and are therefore required to maintain levels of capital in liquid assets in accordance with regulatory requirements.  At June 30, 2010, all of DundeeWealth’s regulated entities exceeded their minimum regulatory capital requirements with working capital of $387.4 million (December 31, 2009 – $353.0 million) in DundeeWealth’s investment management business and excess regulatory capital of $30.4 million (December 31, 2009 – $38.5 million) in brokerage operations.  In the case of DundeeWealth’s brokerage operations, the amount of capital that exists within the regulated entities dictates the level of business operations within the securities firm, including margin lending, securities trading and corporate finance commitments.  Furthermore, DundeeWealth’s ability to transfer cash resources out of these regulated subsidiaries may be limited by their requirement to comply with these formulas.

Cash Requirements
Our capital management and funding objectives include ensuring that the Company is compliant with all of its ongoing obligations, including ensuring that all of its regulated entities meet relevant regulatory capital requirements and ensuring that we are able to meet our financial obligations as they become due, whilst ensuring compliance with all applicable debt covenants.  In determining our capital allocation, we consider the use of capital to effectively manage the land and housing business in the real estate segment and to adequately provide for exploration, evaluation and development activities in the resource segment.  Our capital management objectives also include ensuring that the Company has sufficient capital available to benefit from acquisitions and other opportunities, should they arise, and ensuring adequate returns for shareholders.  The Company regularly assesses its capital management practices in response to changing economic conditions.

On an ongoing and consolidated basis, the Company will require cash to support regulatory capital in its regulated subsidiaries, to finance the sales commissions associated with new products, to develop our real estate inventory and our resource related properties, to purchase corporate investments, to meet the obligations under our other contractual commitments and to finance interest and dividend payments on our preference shares and debt obligations.  The Company may also require cash to finance new business initiatives.  The potential success of these business initiatives may necessitate increased capital beyond anticipated levels.

The Company continues to maintain a $200 million revolving term credit facility.  At June 30, 2010, we had drawn $11.9 million against the facility.

A recurring capital requirement within DundeeWealth is the financing required for mutual fund sales commissions, which DundeeWealth continues to fund internally, thereby permitting it to retain all of the management fees and redemption fees associated with the new assets and to benefit from the tax deduction associated with the commission expense.

As discussed above, DundeeWealth’s brokerage operations must comply with a regulatory capital formula.  The brokerage subsidiary requires additional capital if operating levels increase, and also if it incurs significant losses or increases its exposures as determined by a capital formula.  For example, in periods of significant decline in equity values, additional levels of capital may be required to support client lending in margin accounts.

With the completion of DundeeWealth’s issuance of Notes in 2009 for cash proceeds of $197.9 million, as well as strong operating cash flows, DundeeWealth believes that it has sufficient resources to fully support any operational requirements and initiatives and to act on any opportunities which may become available.

Our real estate segment requires working capital to finance the development of planned land and housing and condominium projects.  The revolving term credit facility of $150 million in our real estate segment provides us with increased flexibility to operate this business efficiently.

Eurogas recently completed an acquisition of certain oil and natural gas assets in Ontario.  Estimated annual cash flows from these assets, before associated income taxes, is approximately $25.0 million.  Eurogas plans to fund its capital program with cash provided by operating activities, or through draws against its recently established demand credit facility.

On a consolidated basis, we believe that our operating cash flows, combined with our available lines of credit, provide sufficient cash resources for the Company to conduct its operations for the foreseeable future.

DUNDEE CORPORATION

SEGMENTED RESULTS OF OPERATIONS
Three months ended June 30, 2010 compared with the three months ended June 30, 2009

(in thousands of dollars)						2010

	Wealth			Asset
For the three months ended June 30, 2010	Management	Real Estate	Resource	Management	Intersegment	TOTAL
REVENUES
Management fees	$140,596	$-	$-	$5,579	$(1,679)	$144,496
Redemption fees	4,630	-	-	-	-	4,630
Financial services	69,898	-	-	388	(798)	69,488
Real estate revenues	-	93,450	-	-	-	93,450
Investment income	15,972	-	76	32,316	(1,025)	47,339
	231,096	93,450	76	38,283	(3,502)	359,403
EXPENSES
Selling, general and administrative	72,263	2,339	1,358	7,391	(1,728)	81,623
Variable compensation	42,238	-	-	-	-	42,238
Trailer service fees	42,093	-	-	-	-	42,093
Operating costs, real estate	-	75,041	-	-	(749)	74,292
	156,594	77,380	1,358	7,391	(2,477)	240,246
OPERATING EBITDA	74,502	16,070	(1,282)	30,892	(1,025)	119,157
Amortization of deferred sales commissions	24,304	-	-	-	-	24,304
Depreciation, depletion and amortization	2,719	1,461	34	580	-	4,794
Interest expense	5,654	3,384	454	2,809	(1,843)	10,458
Equity earnings	-	(2,864)	(13,459)	-	-	(16,323)
Fair value adjustments	(464)	-	-	-	-	(464)
Foreign exchange loss (gain)	842	-	53	(125)	-	770
OPERATING EARNINGS	41,447	14,089	11,636	27,628	818	95,618
Non-controlling interest	(14,269)	(506)	696	-	-	(14,079)
	27,178	13,583	12,332	27,628	818	81,539
NON-SEGMENTED ITEMS
Dilution loss, net						(19)
Income taxes						(30,292)

NET EARNINGS FOR THE PERIOD	$27,178	$13,583	$12,332	$27,628	$818	$51,228

(in thousands of dollars)						2009

	Wealth			Asset
For the three months ended June 30, 2009	Management	Real Estate	Resource	Management	Intersegment	TOTAL
REVENUES
Management fees	$100,885	$-	$-	$3,999	$(1,436)	$103,448
Redemption fees	3,230	-	-	-	-	3,230
Financial services	80,652	-	-	391	(761)	80,282
Real estate revenues	-	54,135	-	-	-	54,135
Investment income (loss)	2,855	(108)	1,030	2,489	(1,741)	4,525
	187,622	54,027	1,030	6,879	(3,938)	245,620
EXPENSES
Selling, general and administrative	71,320	1,180	2,041	4,074	(1,442)	77,173
Variable compensation	45,537	-	-	-	-	45,537
Trailer service fees	29,983	-	-	-	-	29,983
Operating costs, real estate	-	39,272	-	-	(754)	38,518
	146,840	40,452	2,041	4,074	(2,196)	191,211
OPERATING EBITDA	40,782	13,575	(1,011)	2,805	(1,742)	54,409
Amortization of deferred sales commissions	21,796	-	-	-	-	21,796
Depreciation, depletion and amortization	3,273	1,336	264	519	-	5,392
Interest expense	4,366	2,781	36	3,484	(2,560)	8,107
Equity (earnings) losses	-	1,176	(2,867)	-	-	(1,691)
Fair value adjustments	(45,592)	-	-	-	-	(45,592)
Foreign exchange (gain) loss	(5,351)	-	292	46	-	(5,013)
OPERATING EARNINGS (LOSS)	62,290	8,282	1,264	(1,244)	818	71,410
Non-controlling interest	(21,528)	855	791	-	-	(19,882)
	40,762	9,137	2,055	(1,244)	818	51,528
NON-SEGMENTED ITEMS
Dilution gain, net						462
Income taxes						(22,117)

NET EARNINGS (LOSS) FOR THE PERIOD	$40,762	$9,137	$2,055	$(1,244)	$818	$29,873

DUNDEE CORPORATION

QUARTERLY CONSOLIDATED RESULTS OF OPERATIONS

Three months ended June 30, 2010 compared with the three months ended June 30, 2009

Net earnings in the second quarter of 2010 were $51.2 million, an increase of $21.3 million over net earnings of $29.9 million in the second quarter of 2009.

SEGMENTED EARNINGS INFORMATION FOR THE SECOND QUARTER OF 2010

Wealth Management Segment
In the second quarter of 2010, DundeeWealth earned operating EBITDA of $74.5 million compared with operating EBITDA of $40.7 million earned in the second quarter of the prior year.  Notwithstanding increased global market unrest in May and June of this year, the increase in operating EBITDA is reflective of improved average AUM levels experienced during the latter half of 2009 and the first half of 2010.  Operating EBITDA was also enhanced by investment income of $14.7 million generated by the sale of certain of DundeeWealth’s CLO investments.

Operating earnings generated by DundeeWealth during the second quarter of 2010 were $41.5 million, a decrease of $20.7 million from operating earnings of $62.2 million earned in the second quarter of the prior year.  Prior period results benefitted from a net $45.5 million fair value gain related to DundeeWealth’s portfolio of investments, including its investments in FRNs.

Average AUM levels increased to $36.4 billion in the second quarter of 2010 compared with $26.9 billion in the second quarter of the prior year, reflecting both strong asset gathering activities and significant market appreciation in underlying assets.  This resulted in increased management fee revenues, which grew to $140.6 million in the second quarter of 2010 compared with $100.9 million earned in the same period of 2009.  Associated trailer service fee expense increased to $42.2 million in the second quarter of this year compared with $30.0 million in the second quarter of 2009, consistent with the increase in value of trailer fee paying AUM.

Revenue from financial services activities was $69.9 million in the second quarter of 2010 compared with $80.6 million earned in the second quarter of the prior year.  Correspondingly, variable compensation costs decreased from $45.5 million in the second quarter of the prior year to $42.2 million in the second quarter of the current year.  Approximately 58% (second quarter of 2009 – 60%) of gross margin in the second quarter was generated by capital markets activities with the balance being attributed to retail distribution.

SG&A expenses, including distribution fees, of $72.2 million incurred by DundeeWealth during the second quarter of 2010 remained relatively unchanged from costs of $71.4 million incurred in the second quarter of the prior year.

Real Estate Segment

Land and Housing Operations
Land and housing operations in our real estate segment generated contribution margins of $18.4 million or 19.7% on revenues of $93.5 million in the second quarter of 2010.  This compares with margins of $14.9 million or 27.5% on revenues of $54.1 million in the same quarter of 2009.

(in thousands of dollars)
	Three months to June 30, 2010				Three months to June 30, 2009
Components of Real Estate Operations*	Revenue	Costs	Margin	% Margin	Revenue	Costs	Margin	% Margin

Revenue properties	$10,737	$7,924	$2,813	26.2%	$9,904	$7,199	$2,705	27.3%
Land under development	38,459	29,296	9,163	23.8%	15,646	8,894	6,752	43.2%
Housing and condominiums	43,079	37,821	5,258	12.2%	26,733	23,179	3,554	13.3%
Other	1,175	-	1,175	N/A	1,852	-	1,852	N/A
	$93,450	$75,041	$18,409	19.7%	$54,135	$39,272	$14,863	27.5%
* Excludes selling, general and administrative expenses, interest expense and depreciation and amortization

DUNDEE CORPORATION

Contribution margins from revenue properties increased marginally to $2.8 million in the second quarter of 2010 compared with $2.7 million earned in the second quarter of the prior year.  RMS Dalhousie Mountain became fully operational during the second quarter of this year, generating contribution margins of $0.8 million.  However, the impact of poor snow conditions, compounded by a weaker U.S. dollar, resulted in a decrease in contribution margins from ski operations in Colorado relative to the same period of the prior year.

Revenue from land sales in the second quarter of 2010 was $38.5 million generating contribution margins of $9.2 million or 23.8%.  This compares with revenues of $15.6 million generating contribution margins of $6.8 million or 43.2% in 2009.  Substantially higher lot and parcel sales increased net contribution margins by $2.4 million.  In the second quarter of 2010, Dundee Realty sold 314 lots at an average selling price of $128,000 per lot and 31 parcel acres at an average price of $416,000 per parcel.  This compares with 112 lots at an average selling price of $93,000 per lot and eight parcel acres at an average price of $591,000 per parcel acre in the same quarter of 2009.

Revenue from sales of housing and condominium units increased in the second quarter to $43.1 million from $26.7 million in the same quarter of 2009.  During the quarter, Dundee Realty sold 61 units in western Canada at an average selling price of $302,000 per unit translating into a $3.5 million contribution margin.  This compares to a $3.4 million contribution margin in 2009 following the sale of 50 units at an average selling price of $361,000 per unit.

Dundee Realty completed 120 home closings at an average selling price of $462,000 through a joint venture operation in Toronto, generating revenues of $10.7 million and contribution margins of $1.9 million.  Dundee Realty also completed 78 condominium occupancies at an average selling price of $280,000 in its joint venture operations in Toronto.  These condominium occupancies generated revenue of $10.9 million and contribution margins of $1.9 million in the second quarter of 2010.

During the second quarter, an additional ten units were sold at the Base Camp condominium project in Colorado generating $2.8 million in revenue.  This compares with four closings in the second quarter of 2009, generating $2.5 million in revenue.  Due to difficult market conditions in the U.S., the average selling price decreased from $625,000 in the second quarter of 2009 to $280,000 per unit in the second quarter of the current year.

Dundee REIT
Our equity earnings in respect of Dundee REIT were $2.9 million in the second quarter of 2010 compared with equity losses of $1.2 million in the second quarter of the prior year.  Prior year results reflect our share of a $9.0 million provision against the carrying value of a commercial retail mall in Atlanta.

Resource Segment
Our resource segment generated an operating EBITDA loss of $1.3 million in the second quarter of 2010, relatively unchanged from an operating EBITDA loss of $1.0 million in the same period of 2009.

Our share of earnings from our resource-based equity accounted investments was $13.5 million in the second quarter of 2010, compared with earnings of $2.9 million in the same period of 2009.

Breakwater
Breakwater generated net earnings of $24.6 million in the second quarter of 2010, compared with a net loss of $4.5 million in the second quarter of the prior year.  Operating margins increased both as a result of a 46% increase in concentrate sales and significantly higher metal prices.

Our share of earnings from our investment in Breakwater was $8.1 million in the second quarter of this year compared with our share of losses of $0.2 million in the second quarter of 2009.

Dundee Precious
In the second quarter of 2010, Dundee Precious generated net earnings of US$16.4 million compared to net earnings of US$2.8 million in the corresponding prior year period.  The increase in earnings reflects higher gross profits from mining operations.

DUNDEE CORPORATION

The increase in gross profits from mining operations reflects higher deliveries of concentrate and lower production costs.  These positive factors were offset by unfavourable mark-to-market adjustments and final settlements in the second quarter of 2010 relative to the corresponding period of 2009.

Our share of earnings from our investment in Dundee Precious was $5.0 million in the second quarter of 2010 compared with our share of losses aggregating $3.5 million in the second quarter of the prior year.

CONSOLIDATED QUARTERLY BUSINESS TRENDS

(in thousands of dollars, except per share amounts)
	2010		2009	2009			2008
For the three months ended,	30-June	31-Mar	31-Dec	30-Sep	30-June	31-Mar	31-Dec	30-Sep

Revenues	$359,403	$305,584	$324,079	$268,700	$245,620	$199,686	$359,476	$317,123
Net earnings (loss) for the period	51,228	23,897	10,613	30,209	29,873	(8,244)	(184,597)	(1,916)

Earnings per share
Basic	$0.67	$0.29	$0.11	$0.41	$0.40	$(0.11)	$(2.48)	$(0.03)
Diluted	$0.64	$0.27	$0.10	$0.39	$0.39	$(0.11)	$(2.48)	$(0.03)

•
Revenues and net earnings in the latter part of 2008 and in the first two quarters of 2009 were adversely affected by significant declines in global markets.  The table below summarizes the effect of fair value adjustments and other-than-temporary impairments to the Company’s net earnings on a quarterly basis, before taxes and non-controlling interest.

(in thousands of dollars)
	2010		2009	2009			2008
For the three months ended,	30-June	31-Mar	31-Dec	30-Sep	30-June	31-Mar	31-Dec	30-Sep
Asset backed commercial paper	$-	$-	$-	$-	$-	$-	$-	$37,942
Floating rate notes	464	812	25,297	(2,876)	(46,047)	-	-	-
Collateralized loan obligations	-	-	-	-	455	9,046	99,961	-
Other available-for-sale securities	-	-	-	-	-	-	57,310	-
Equity accounted investments	-	-	-	-	-	-	114,194	-
Net gain (loss)	$464	$812	$25,297	$(2,876)	$(45,592)	$9,046	$271,465	$37,942

•
Performance fee revenues may be earned in our asset management segment.  Performance fee revenues are based on the market values of the underlying portfolio at the respective year end.  Accordingly, they are recorded as revenues only when such year end values have been finalized.

•	The 2008 fourth quarter results included a $17.7 million loss on the sale of a subsidiary of DundeeWealth.
•	Integration efforts implemented by DundeeWealth during 2008 resulted in severance costs of $7.6 million and $11.0 million accrued in the third and fourth quarters of 2008, respectively.
•
Real estate operations are project driven.  Real estate revenue and associated real estate operating costs are only included in operations in periods where a development project is completed and sold.  Otherwise, these costs are deferred in real estate inventory.  This may also cause significant fluctuations in net operating earnings from period-to-period.

•
Investment income includes income earned from dispositions of our investment holdings.  Investment gains or losses are only recorded when we dispose of an investment and we therefore experience significant quarterly fluctuations in these amounts, depending on when we actually effect a disposition.

•
Our share of earnings of equity accounted investees is included in net earnings for each quarter.  Earnings from each of our equity accounted investees and dilution gains and losses in investee companies may fluctuate significantly from period-to-period and may depend on market forces or other operating conditions that are not necessarily under our control.  As a result of the global economic crisis in the latter part of 2008, our resource segment experienced significant decreases in commodity prices and rising operating costs, which had an adverse effect on our share of earnings in the third and fourth quarters of 2008.

DUNDEE CORPORATION

COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Other than as disclosed in the notes to the interim unaudited consolidated financial statements for the six months ended June 30, 2010, there have been no substantive changes in the description and nature of commitments, contingencies and off-balance sheet arrangements from those described in note 26 to the 2009 Audited Consolidated Financial Statements and the associated MD&A as at and for the year ended December 31, 2009.

Subsidiaries of the Company are defendants in various legal actions.  These subsidiaries intend to vigorously defend themselves against these claims.  Although the ultimate outcome of these matters and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management, based on information currently available, that these are not material liabilities, that adequate provisions have been made for any liabilities and that the resolution of these matters will not have a material adverse effect on the financial position of the Company.

RELATED PARTY TRANSACTIONS
There have been no significant changes in the nature and scope of related party transactions to those described in note 28 to the 2009 Audited Consolidated Financial Statements and on page 46 of the accompanying MD&A.

ACCOUNTING POLICIES AND ESTIMATES
Certain accounting policies are critical to understanding our results of operations and financial conditions.  Some of these policies require that we make certain judgements and estimates on matters that are uncertain.  These estimates affect the reported amount of assets and liabilities as well as revenues and expenses.  Changes to these estimates may result in material changes to the Company’s results of operations and financial condition.  These interim unaudited consolidated financial statements follow the same accounting principles and methods of application as those disclosed in notes 1 and 2 to the 2009 Audited Consolidated Financial Statements.  A summary of the more significant judgements and estimates made by management is provided on pages 47 to 51 to the Company’s MD&A as at and for the year ended December 31, 2009.

FUTURE ACCOUNTING CHANGES

International Financial Reporting Standards (“IFRS”)
In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011.  The implementation of IFRS will apply to the Company's interim and annual financial statements beginning on January 1, 2011, including the restatement of comparative amounts for 2010.

The Company has established an IFRS implementation committee (“the Committee”) with a mandate to oversee the conversion process. The primary focus of the Committee throughout 2009 was the identification and analysis of key differences between IFRS and the Company’s current accounting policies, which included a preliminary assessment of the various accounting alternatives offered by IFRS and consideration of related changes to business processes and internal controls. Pages 52 through 55 of our MD&A accompanying our 2009 Audited Consolidated Financial Statements provide a comprehensive discussion of the key elements of our transition plan and key milestones for implementation. There have been no significant changes to the structure of timing of the Company’s IFRS conversion program outlined therein.

The Company regularly monitors the development in standards from the International Accounting Standards Board, the AcSB, as well as regulatory requirements from the Canadian Securities Administrators.  The following is a progress update on the Company’s IFRS conversion program for the second quarter of 2010.

DUNDEE CORPORATION

Analysis of IFRS Accounting Policies Affecting the Company

•	IFRS 1: First-time Adoption of IFRS

IFRS 1 provides the framework for the first time adoption of IFRS and specifies that, in general, an entity shall apply the principles under IFRS retrospectively.  IFRS 1 also specifies that the adjustments that arise on retrospective conversion to IFRS from Canadian GAAP should be directly recognized in retained earnings.  Certain optional exemptions and mandatory exceptions to retrospective application are provided for under IFRS 1. While the Company continues to analyze the various accounting policy choices available under IFRS 1, certain tentative conclusions have been reached. The optional exemptions expected to be applied are as follows:
•
Business combinations – IFRS 1 allows for the guidance under IFRS 3 Business Combinations (“IFRS 3”) to be applied either retrospectively or prospectively.  The Company intends to adopt IFRS 3 prospectively, meaning that only business combinations that occur on or after January 1, 2010 would be accounted for in accordance with IFRS 3.

•
Oil and gas properties – IFRS 1 allows a first-time adopter using full cost method of accounting under its previous GAAP to elect to measure oil and gas assets at the date of transition to IFRS on the following basis: (a) exploration and evaluation assets at the amount determined under previous GAAP and (b) assets in the development or production phases at the amount determined under previous GAAP, allocated to the underlying assets pro rata using reserve volumes or reserve values as of that date. The Company expects to elect this exemption.  A more complete assessment of the impact of IFRS on the Company’s oil and gas assets is expected to be completed by September 30, 2010.

•
Cumulative translation differences – IFRS 1 permits cumulative translation gains and losses to be reset to zero at the transition date.  This will result in the exclusion of translation differences that arose prior to the transition date from gains or losses on a subsequent disposal of a foreign operation.  The Company expects to elect this exemption.

•
Share-based payments – IFRS 1, a first-time adopter is not required to apply IFRS 2: Share-based payments to equity instruments granted on or before November 7, 2002 or granted after November 7, 2002 but vested at the date of transition. The Company intends to elect this exemption and only apply IFRS 2 to those equity instruments that were not vested as at January 1, 2010.

•	IFRS 2: Share-based Payments

Equity-settled share-based payments are measured at grant-date fair value under both IFRS and Canadian GAAP.  However, there are differences related to the timing of expense recognition under the respective standards that impact the Company’s share-based payment programs.  The Company has identified the specific differences in accounting for share-based payments under IFRS and is currently amending its share-based payment models in order to quantify the impact upon transition.  The Company has substantially completed this quantification exercise and does not expect the changes to have a significant impact on its financial statements upon transition to IFRS.

•	IAS 27: Consolidated and Separate Financial Statements

Under Canadian GAAP, the Company determines whether it should consolidate an entity using two different frameworks: the variable interest entity (“VIE”) and voting control models. Under IFRS, the Company will consolidate an entity based solely on control, which is defined as the power to govern the financial and operating policies of an entity to obtain benefit. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, but also exists when the parent owns half or less of the voting power but has legal or contractual rights to control, or de facto control.  The Company has substantially completed its assessment of the impact of adopting the IFRS consolidation model and does not expect the changes to have a significant impact on its financial statements upon transition to IFRS.

DUNDEE CORPORATION

•	IAS 36: Impairment of Assets

The Company has revised its impairment testing models to comply with the requirements of IAS 36, and does not expect adoption of these new models to cause any significant change in financial reporting.

•	IAS 39: Financial Instruments

An additional matter identified during the quarter relates to the recognition of gains or losses arising from the translation of foreign currency denominated AFS debt securities.  The Company’s portfolio of CLOs has historically generated such foreign currency gains and losses and, under Canadian GAAP, the amounts have been recorded in OCI.  Under IFRS, these gains and losses will be recorded in earnings.  Upon transition to IFRS, the cumulative amounts recorded in OCI will be transferred to retained earnings and future gains and losses will be recorded in earnings.

•	IAS 40: Investment Property

Revenue properties held by Dundee Realty are generally considered investment properties as defined by IAS 40.  Investment property includes property held to earn rentals or for capital appreciation or both, rather than for use in the production or supply of goods or services, for administrative purposes, or for sale in the ordinary course of business.  Similar to Canadian GAAP, investment property is initially measured at cost under IAS 40.  However, subsequent to initial recognition, IAS 40 requires that an entity choose either the cost or fair value model to account for its investment property. The Company has tentatively concluded that it will account for its investment property under the fair value model, and is in the process of gathering the transition date information required to support this model.

Skeleton Financial Statements
The Company has continued to focus on its skeleton IFRS-based financial statement disclosures for each of its significant business segments and for the Company itself, in order to identify additional quantitative and qualitative disclosures required under IFRS.

Control Environment
The Company has evaluated its financial information systems and processes and the financial reporting impact of the implementation of the standards identified above.  Based on existing IFRS, management has concluded that the Company’s internal controls over financial reporting, disclosure controls and procedures, and underlying financial information systems and processes are appropriately designed and properly functioning for an IFRS reporting environment.

A subsidiary of the Company recently acquired certain producing oil and natural gas assets.  The acquisition of these assets will result in a significant change in the Company’s resource segment and is expected to add a significant number of disclosure controls and procedures and underlying changes to the financial information systems.  The Company will incorporate an assessment of the impact of IFRS to these systems and controls to its overall IFRS implementation plan.

Next Steps
In addition to the areas of focus outlined above, the Committee is prioritizing certain IFRS conversion related activities that should be completed within a reasonable time period following January 1, 2010, the Company’s IFRS transition date.

The Committee will continue to monitor results from the existing conversion plan, as well as ongoing changes to IFRS, and adjust our transition and implementation plans accordingly. The Company’s transition remains aligned to our implementation schedule and it is on track to meet the timelines essential to the changeover.

DUNDEE CORPORATION

CONTROLS AND PROCEDURES

In accordance with the Canadian Securities Administrators’ National Instrument 52-109, the Company has filed certificates signed by the Chief Executive Officer and Chief Financial Officer certifying that, among other things, the design of disclosure controls and procedures and the design of internal control over financial reporting are adequate.  The financial disclosure controls and procedures provide reasonable assurance that material financial information has been duly disclosed by the Company.  Furthermore, internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with Canadian GAAP in its consolidated financial statements.

The Chief Executive Officer and Chief Financial Officer of the Company have also evaluated whether there were changes to the Company’s internal control over financial reporting during the six months ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.  No changes were identified during their evaluation.

It should be noted that while the Company’s Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objective of the control system is met.

MANAGING RISK

The Company is exposed to a number of risks that have the potential to affect its operating and financial performance. These risks have been detailed in the section entitled “Managing Risk” in the Company’s MD&A as at and for the year ended December 31, 2009 and in the section entitled “Risk Factors” in the Company’s Annual Information Form.  At June 30, 2010 the Company has not identified any material changes to the risk factors affecting our business and our approach to managing those risks, except as set out below.

The Company has initiated an assessment of the risks associated with the Ontario oil and gas project (see “Resource Segment – Eurogas Corporation”).  The Company is exposed to the following additional risks as a result of the Acquisition which are in addition to the risks identified in the December 31, 2009 MD&A.

Volatility of Oil and Natural Gas Prices
The Company's financial performance is highly sensitive to prevailing prices of oil and natural gas.  Fluctuations in oil or natural gas prices could have a material adverse effect on the Company’s operations and financial condition, the value of its reserves and its level of spending for oil and gas exploration and development.  Prices for oil and natural gas fluctuate in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of additional factors that are largely beyond the Company’s control.   The volatility of oil and natural gas prices could have a material and adverse impact on the Company’s financial performance.

Uncertainty of Reserve Estimates
The process of estimating oil and gas reserves is complex and involves a significant number of assumptions in evaluating available geological, geophysical, engineering and economic data; therefore, reserves estimates are inherently uncertain.  The Company relied on external evaluation of reserves in its evaluation of the Acquisition along with internally generated analysis. These estimates of proved reserves based on production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond the Company’s control, may be adjusted.  In addition, there are numerous uncertainties in forecasting the amounts and timing of future production, costs, expenses and the results of exploration and development projects.  All estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved.  For these reasons, estimates of the economically recoverable oil and natural gas reserves, the classification of such reserves based on risk of recovery and the measure of discounted future net cash flows, may vary

DUNDEE CORPORATION

substantially.  The Company’s actual production, taxes and development and operating expenditures with respect to its reserves will likely vary from such estimates and such variances could be material.

Health and Safety
The Company’s oil and gas production operations are subject to many risks, including the possibility of fire, explosions, mechanical failure, pipe failure, chemical spills, accidental flows of oil, natural gas or well fluids, sour gas releases, contamination of oil and gas, storms or other adverse weather conditions and other occurrences or incidents, which could result in personal injury or loss of life, damage or destruction of properties, environmental damages, cost of remedying such conditions or incidents, regulatory investigations and penalties and liability to third parties.  The Company has a health, safety, security, environmental and operational integrity process to mitigate these risks.  The Company also mitigates insurable risks to protect against significant losses by maintaining a comprehensive insurance program, while maintaining levels and amounts of risk within the Company that management believes to be acceptable.  The Company believes its liability and property insurance is appropriate to its business and consistent with common industry practice, although such insurance will not provide coverage in all circumstances.

Labour Costs and Labour Relations
Labour costs constitute a significant portion of the operating costs.  There can be no assurance that the Company will be able to maintain such costs at levels which do not negatively affect its business, results from operations and financial condition.  To the extent that labour costs are subject to a collective bargaining agreement, there can be no assurance that future agreements with the employees' unions or the outcome of arbitrations will be on terms consistent with expectations or comparable to agreements entered into by competitors.  Any future agreements or outcome of negotiations, mediations or arbitrations including in relation to wages or other labour costs or work rules may result in increased labour costs or other charges, which could have a material adverse effect on the Company’s business results from operations and financial condition.  A portion of the Company’s employees are unionized and their long-term collective bargaining agreement expired on June 30, 2010.  There can be no assurance that there will not be a labour conflict that could lead to an interruption or stoppage in operations.

FORWARD LOOKING STATEMENTS
The Company’s public communications may include written or oral forward looking statements.  Statements of this type are included in this MD&A, and may be included in other filings with the Canadian and United States securities regulators, stock exchanges or in other communications.  All such statements constitute forward looking information within the meaning of securities law and are made pursuant to the “safe harbour” provisions of the Securities Act (Ontario) and under equivalent applicable Canadian and United States securities legislation.  Forward looking statements may include, but are not limited to, statements about anticipated future events or results including comments with respect to our objectives and priorities for 2010 and beyond, strategies or further actions with respect to the Company, its products and services, business operations, financial performance and condition.  Forward looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions concerning matters that are not historical facts.  Such statements are based on the current expectations of management of the Company and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and those affecting the financial services, real estate and resource industries generally.  The forward looking information contained in this MD&A is presented for the purpose of assisting our shareholders in understanding our business operations and strategic priorities and objectives as at the periods indicated and may not be appropriate for other purposes.

The risks, uncertainties and other factors that may influence actual results are referenced in the section entitled “Managing Risk” in the Company’s annual MD&A accompanying its 2009 Audited Consolidated Financial Statements, as amended herein.  Actual results may differ materially from the forward looking statements contained in this MD&A, depending upon, among other factors, general economic and market conditions; our ability to execute our strategic plans and meet financial obligations; the performance of the Company’s principal subsidiaries; the Company’s ability to raise additional capital; our ability to create, attract and retain AUM and AUA; risks relating to trading activities and investments; potential liability of the Company and its subsidiaries under securities laws and for violations of investor suitability requirements; competition faced by the Company; regulation of the Company’s businesses; risks associated with the Company’s real estate and resource businesses and the Company’s investment holdings in general, including risks associated with oil and gas and mining exploration, development

DUNDEE CORPORATION

and processing activities, environmental risks, inflation, changes in interest rates, commodity prices and other financial exposures; the availability and adequacy of insurance coverage for the Company and its subsidiaries; maintenance of minimum regulatory capital requirements for certain of the Company’s subsidiaries; and the ability of the Company and its subsidiaries to attract and retain key personnel.  The preceding list is not exhaustive of all possible risk factors that may influence actual results, and are identified based upon information available as of August 10, 2010.

Assumptions about the future performance of the Canadian, European and United States economies were material factors considered by management when setting the Company’s strategic priorities and objectives, and when determining our financial targets.  In determining our expectations for economic growth in the financial services, real estate and resource sectors, we considered historical economic data provided by the Canadian government and its agencies and current market conditions, including the status of the current economic and credit crisis, which factors are unpredictable and may impact the Company’s performance.

Forward looking statements contained in this MD&A are not guarantees of future performance and, while forward looking statements are based on certain assumptions that the Company considers reasonable, actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company.  Prospective investors are cautioned to consider these and other factors carefully when making decisions with respect to the Company and not place undue reliance on forward looking statements.  As evidenced by market events in 2008 and early 2009, circumstances affecting the Company may change rapidly.  Except as may be required by applicable law, the Company does not undertake any obligation to update publicly or revise any such forward looking statements, whether as a result of new information, future events or otherwise.

INFORMATION CONCERNING DUNDEE CORPORATION
Additional information relating to Dundee Corporation, including a copy of the Company’s Annual Information Form, may be found on SEDAR at www.sedar.com and on the Company’s website at www.dundeecorporation.com.

Toronto, Ontario
August 10, 2010

DUNDEE CORPORATION

   DUNDEE CORPORATION

    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

   AS AT AND FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2010

DUNDEE CORPORATION
CONSOLIDATED BALANCE SHEETS

As at June 30, 2010 and December 31, 2009
(expressed in thousands of Canadian dollars) (unaudited)
	June 30,	December 31,
	2010	2009

ASSETS
Cash and cash equivalents	$484,516	$480,175
Accounts receivable	218,192	297,572
Client accounts receivable (note 3)	491,116	401,780
Trading securities owned (note 4)	95,670	198,391
Available-for-sale securities (note 5)	254,802	257,494
Equity accounted investments (note 6)	220,520	158,963
Deferred sales commissions (note 7)	257,691	236,981
Real estate, capital and other assets (notes 2 and 8)	695,795	523,487
Goodwill and other intangible assets (note 9)	734,396	736,355
TOTAL ASSETS	$3,452,698	$3,291,198

LIABILITIES
Bank indebtedness (note 10)	$-	$4,821
Accounts payable and accrued liabilities	270,108	262,413
Client deposits and related liabilities (note 11)	480,155	476,820
Trading securities sold short (note 4)	58,824	23,127
Income taxes payable	22,185	6,936
Corporate debt (note 12)	451,715	388,017
Series 1 preference shares, DundeeWealth (note 13)	153,463	153,301
Preference shares, series 1 (note 15)	147,897	147,722
Future income tax liabilities (note 20)	29,178	40,188
	1,613,525	1,503,345

NON-CONTROLLING INTEREST (note 14)	704,809	667,871

SHAREHOLDERS' EQUITY
Share capital (notes 15 and 16)
Common shares	275,735	289,207
Preference shares, series 2	127,068	127,085
Contributed surplus	9,513	8,498
Retained earnings	702,530	666,774
Accumulated other comprehensive income (note 17)	19,518	28,418
	1,134,364	1,119,982
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,452,698	$3,291,198

DUNDEE CORPORATION

1

DUNDEE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

For the three and six months ended June 30, 2010 and 2009
(expressed in thousands of Canadian dollars, except per share amounts) (unaudited)
		Three Months		Six Months
	2010	2009	2010	2009

REVENUES
Management fees	$144,496	$103,448	$283,661	$198,614
Redemption fees	4,630	3,230	8,357	6,897
Financial services	69,488	80,282	143,721	141,152
Real estate revenues	93,450	54,135	159,069	93,258
	312,064	241,095	594,808	439,921
Investment income (note 18)	47,339	4,525	70,179	5,385
	359,403	245,620	664,987	445,306
EXPENSES
Selling, general and administrative	81,623	77,173	162,331	146,827
Variable compensation	42,238	45,537	89,296	86,434
Trailer service fees	42,093	29,983	82,232	55,918
Operating costs, real estate	74,292	38,518	120,523	69,174
	240,246	191,211	454,382	358,353
OPERATING EARNINGS BEFORE INTEREST,
TAXES, AND OTHER NON-CASH ITEMS	119,157	54,409	210,605	86,953
Amortization of deferred sales commissions	24,304	21,796	47,922	43,376
Depreciation, depletion and amortization	4,794	5,392	9,115	10,498
Interest expense	10,458	8,107	20,041	19,975
Share of (earnings) loss of equity accounted investees (note 18)	(16,323)	(1,691)	(27,463)	272
Fair value adjustments (notes 4 and 5)	(464)	(45,592)	(1,276)	(36,546)
Foreign exchange loss (gain)	770	(5,013)	1,644	(4,153)
OPERATING EARNINGS BEFORE UNDERNOTED ITEMS	95,618	71,410	160,622	53,531
Dilution (loss) gain, net (note 2)	(19)	462	(6,228)	714
	95,599	71,872	154,394	54,245
Income taxes (note 20)
Current	24,691	4,675	50,115	15,517
Future	5,601	17,442	(5,125)	3,381
	30,292	22,117	44,990	18,898
Non-controlling interest	14,079	19,882	34,279	13,718
NET EARNINGS FOR THE PERIOD	$51,228	$29,873	$75,125	$21,629

NET EARNINGS PER SHARE (note 21)
Basic	$0.67	$0.40	$0.96	$0.29
Diluted	$0.64	$0.39	$0.91	$0.28
The accompanying notes are an integral part of these interim consolidated financial statements.

Commitments, contingencies and off-balance sheet arrangements (note 24)

DUNDEE CORPORATION

2

DUNDEE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the three and six months ended June 30, 2010 and 2009
(expressed in thousands of Canadian dollars) (unaudited)
				Three Months		Six Months	Three months
	ref		2010	2009	2010	2009	2010
NET EARNINGS FOR THE PERIOD			$51,228	$29,873	$75,125	$21,629	$23,897
Other comprehensive (loss) income
Unrealized gains on available-for-sale securities		a	1,867	18,656	31,004	22,514	29,137
Transfer of unrealized (gains) losses to net earnings		b	(40,100)	(821)	(50,066)	7,226	(9,966)
Unrealized foreign currency loss on forward contract		c	-	(1,420)	(13)	(1,341)	(13)
Unrealized loss from foreign currency translation		d	(2,030)	(2,192)	(6,349)	(2,706)	(4,319)
Transfer of unrealized loss from foreign currency translation to net earnings		e	1,370	345	1,884	954	514
Share of other comprehensive income (loss) of equity accounted investees		f	8,108	(972)	6,060	214	(2,048)
Non-controlling interest			6,077	(3,140)	8,580	(5,949)	2,503
Other comprehensive (loss) income from operations			(24,708)	10,456	(8,900)	20,912	15,808
COMPREHENSIVE INCOME FOR THE PERIOD			$26,520	$40,329	$66,225	$42,541	$39,705

a) Net of taxes of	$76	$(8,635)	$(3,746)	$(8,765)	$(3,822)
b) Net of taxes of	$6,899	$334	$10,221	$(2,952)	$3,322
c) Net of taxes of	$-	$615	$6	$607	$6
d) Net of taxes of	$638	$318	$2,040	$668	$1,402
e) Net of taxes of	$(457)	$(140)	$(628)	$(389)	$(171)
f) Net of taxes of	$(2,739)	$830	$(1,686)	$360	$1,053

The accompanying notes are an integral part of these interim consolidated financial statements.

DUNDEE CORPORATION

3

DUNDEE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the six months ended June 30, 2010 and the year ended December 31, 2009
(expressed in thousands of Canadian dollars) (unaudited)
					Accumulated
		Preference			Other
	Common	Shares,	Contributed	Retained	Comprehensive
	Shares	Series 2	Surplus	Earnings	Income (Loss)	Total
Balance, January 1, 2009	$288,398	$-	$11,549	$604,075	$(23,183)	$880,839
Net earnings	-	-	-	62,451	-	62,451
Other comprehensive income	-	-	-	-	51,601	51,601
Acquisition of Class A subordinate shares for cancellation	(1,041)	-	-	(14)	-	(1,055)
Issuance of Class A subordinate shares for non-cash consideration	90	-	-	-	-	90
Issuance of Class A subordinate shares for cash	90	-	-	-	-	90
Issuance of Preference shares, series 2, net of issue costs	-	127,085	-	-	-	127,085
Dividends on Preference shares, series 2	-	-	-	(2,571)	-	(2,571)
Stock based compensation	-	-	1,207	-	-	1,207
Share incentive arrangements	-	-	(4,170)	2,833	-	(1,337)
Exercise of options	1,670	-	(88)	-	-	1,582
Balance, December 31, 2009	289,207	127,085	8,498	666,774	28,418	1,119,982
Net earnings	-	-	-	75,125	-	75,125
Other comprehensive loss	-	-	-	-	(8,900)	(8,900)
Acquisition of Class A subordinate shares for cancellation	(14,868)	-	-	(34,982)	-	(49,850)
Issuance of Class A subordinate shares for non-cash consideration	35	-	-	-	-	35
Issuance of Class A subordinate shares for cash	35	-	-	-	-	35
Issue costs	-	(17)	-	-	-	(17)
Dividends on Preference shares, series 2	-	-	-	(4,387)	-	(4,387)
Stock based compensation	-	-	1,015	-	-	1,015
Exercise of options	1,326	-	-	-	-	1,326
Balance, June 30, 2010	$275,735	$127,068	$9,513	$702,530	$19,518	$1,134,364

DUNDEE CORPORATION

4

DUNDEE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three and six months ended June 30, 2010 and 2009
(expressed in thousands of Canadian dollars) (unaudited)
		Three months		Six Months
	2010	2009	2010	2009

OPERATING ACTIVITIES:
Net earnings for the period	$51,228	$29,873	$75,125	$21,629
Non-cash items:
Depreciation, depletion and amortization	29,098	27,188	57,037	53,874
Net investment (gains) loss	(45,714)	(120)	(64,690)	3,045
Share of (earnings) losses of equity accounted investees	(16,323)	(1,691)	(27,463)	272
Fair value adjustments	(464)	(45,592)	(1,276)	(36,546)
Dilution loss (gain), net	19	(462)	6,228	(714)
Future income taxes	5,601	17,442	(5,125)	3,381
Non-controlling interest	14,079	19,882	34,279	13,718
Stock based compensation	4,897	4,949	9,604	9,847
Other	1,554	(5,608)	386	(294)
	43,975	45,861	84,105	68,212
Changes in:
Accounts receivable	6,461	(4,082)	51,262	10,431
Accounts payable and accrued liabilities	27,777	9,439	6,792	(2,784)
Bank indebtedness	(2,033)	11,542	(4,821)	13,688
Income taxes payable	7,951	(5,371)	15,188	(7,554)
Trading securities owned and sold short, net	47,325	16,316	66,545	13,010
Client accounts receivable, net of client deposits and related liabilities	(18,107)	105,679	(86,001)	118,108
Land, housing and condominium inventory	23,738	(41,521)	30,693	(59,577)
Other real estate working capital	(2,218)	47,105	4,251	49,395
CASH PROVIDED FROM OPERATING ACTIVITIES	134,869	184,968	168,014	202,929
INVESTING ACTIVITIES:
Net investment in real estate assets	4,597	(15,097)	(16,774)	(19,298)
Investment in oil and gas properties, net	(807)	327	(2,032)	236
Acquisition of oil and natural gas properties (note 2)	(133,048)	-	(133,048)	-
Sales commissions incurred on distribution of mutual funds	(29,202)	(20,492)	(68,632)	(38,517)
Proceeds from dispositions of corporate investments	148,502	96	179,225	3,790
Acquisitions of corporate investments	(26,053)	(8,685)	(102,576)	(26,055)
Acquisition of shares from non-controlling interests	-	(1,281)	-	(1,281)
Net changes in capital and other tangible assets	(1,615)	(1,530)	(4,160)	(1,777)
CASH USED IN INVESTING ACTIVITIES	(37,626)	(46,662)	(147,997)	(82,902)
FINANCING ACTIVITIES:
Change in corporate debt	52,311	(25,274)	46,076	(31,824)
Issuance of Class A subordinate shares, net of issue costs	1,344	45	1,361	1,205
Acquisition of Class A subordinate shares, net of costs	(42,516)	-	(49,850)	(1,055)
Net issuance of shares by subsidiaries to non-controlling interests	5,415	(5,044)	9,262	(4,767)
Dividends paid on Preference shares, series 2	(2,193)	-	(4,387)	-
Dividends paid by subsidiaries to non-controlling interests	(10,869)	(1,808)	(18,138)	(3,303)
CASH (USED IN) RECEIVED FROM FINANCING ACTIVITIES	3,492	(32,081)	(15,676)	(39,744)
NET INCREASE IN CASH DURING THE PERIOD	100,735	106,225	4,341	80,283
Cash and cash equivalents, beginning of period	383,781	141,642	480,175	167,584
CASH AND CASH EQUIVALENTS, END OF PERIOD	$484,516	$247,867	$484,516	$247,867
Cash flows from operating activities include the following:
Interest paid	$10,458	$8,107	$20,041	$19,975
Taxes paid	$10,168	$10,553	$28,507	$24,248
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

5

DUNDEE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three and six months ended June 30, 2010 and 2009 (tabular dollar amounts in thousands of Canadian dollars, except per share amounts) (unaudited)

As at and for the three and six months ended June 30, 2010 and 2009
(tabular dollar amounts in thousands of Canadian dollars, except per share amounts)
(unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

These interim consolidated financial statements of Dundee Corporation (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  All amounts are in Canadian dollars unless otherwise specified.

These interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in Notes 1 and 2 to the Company’s audited consolidated financial statements as at and for the year ended December 31, 2009 (the “2009 Audited Consolidated Financial Statements”).  The Company’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual consolidated financial statements and accordingly, should be read in conjunction with the 2009 Audited Consolidated Financial Statements.

The preparation of the consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  These estimates are made based on information available as at the date of issuance of the consolidated financial statements.  Actual results could differ materially from those estimates.

Reclassification of 2009 Amounts
The consolidated financial statements for the comparative period ended June 30, 2009 have been reclassified to conform to the presentation adopted for 2010.

2.	BUSINESS COMBINATIONS, ACQUISITIONS, DISPOSITIONS
AND REORGANIZATIONS

Transactions Completed During the Six Months Ended June 30, 2010

Acquisition of Oil and Natural Gas Properties in Ontario by Eurogas Corporation (“Eurogas”)
On June 29, 2010, Dundee Energy Limited Partnership (“DELP”), Eurogas’ wholly-owned limited partnership, acquired a 95% working interest in onshore oil properties and a 65% working interest in offshore gas properties, all located in and around Lake Erie, Ontario.  As part of the acquisition, DELP also acquired a 65% interest in certain other tangible assets, including drilling and completion vessels, gas plants and compressor stations and a 100% interest in oil storage tanks.  The acquisition also provides for ownership of certain seismic data.  The assets were acquired for aggregate cash consideration of $133,048,000, including estimated transaction costs of $2,769,000.  The allocation of the cash consideration to the various net assets acquired was based on a preliminary assessment of their underlying fair values and is summarized below:

DUNDEE CORPORATION

6

Net assets acquired
Oil and natural gas rights	$113,425
Other tangible assets	27,373
Asset retirement obligation	(7,291)
Future income tax liability	(459)
$133,048
Aggregate purchase price
Cash	$133,048
$133,048

Oil and natural gas rights and other tangible assets acquired have been included with “real estate, capital and other assets” on the Company’s consolidated balance sheet.

Acquired resource properties with proved reserves will be depleted over proved reserves using a unit of production method.  For purposes of these calculations, production and reserves of natural gas are converted to barrels (bbls) on an energy equivalent basis at a ratio of 6,000 cubic feet (mcf) of natural gas for one barrel (bbl) of oil.  Depletion rates will be updated annually unless there is a material change in circumstances, in which case they would be updated more frequently.  Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves.  Costs are transferred to depletable costs as proved reserves are recognized.

Acquisition of Nichromet Exploration Inc. (“Nichromet”).
On May 28, 2010, the Company completed a series of share purchase agreements to acquire a 51% interest in Nichromet Exploration Inc., a resource-based private company, for aggregate cash consideration of $3,692,000.  The acquisition was accounted for using the purchase method with the aggregate purchase price allocated to the fair value of the net assets acquired.

Net assets acquired
Property, plant and equipment	$9,512
Net liabilities assumed	238
Non-controlling interest	(6,058)
$3,692
Aggregate purchase price
Cash	$3,692
$3,692

Dilution of Interest in Dundee Realty Corporation
In 2006, the non-controlling shareholder of Dundee Realty Corporation (“Dundee Realty”) was granted options through the issuance of a class of Dundee Realty shares that enabled the non-controlling shareholder to acquire additional common shares of Dundee Realty over a six-year period, at an aggregate cost of approximately $10,698,000.  If exercised, the non-controlling shareholder’s interest in Dundee Realty would increase to 30%.  Prior to January 1, 2010, the non-controlling shareholder had paid $5,349,000 towards the exercise of these options.

In February 2010, the Company agreed to permit the acceleration of vesting requirements of the option arrangement, following which the non-controlling shareholder exercised all outstanding options for a further $5,349,000.  As a result, the non-controlling shareholder’s interest increased to 30%, diluting the Company’s interest in Dundee Realty from 74% at December 31, 2009 to 70%.  The Company recognized a dilution loss of $4,926,000 in respect of the transaction.

In the three and six months ended June 30 of the prior year, the Company recognized a dilution gain of $24,000 and $48,000 respectively,  associated with changes in the non-controlling shareholder’s interest in Dundee Realty.

DUNDEE CORPORATION

7

Changes in Ownership of DundeeWealth Inc.
From time to time, DundeeWealth Inc. (“DundeeWealth”) may issue common shares from its treasury to settle share incentive awards to employees and financial advisors, or otherwise.  Unless the Company participates in the issuance of common shares from treasury on a pro-rata basis, such issuances will result in a dilution of the Company’s interest in DundeeWealth.  During the three and six months ended June 30, 2010, the issuance of common shares from treasury by DundeeWealth resulted in the Company recognizing a dilution loss of $23,000 and $1,311,000, respectively (three and six months ended June 30, 2009 – dilution gains of $479,000 and $707,000, respectively).

Equity Changes in Eurogas Corporation
During the three and six months ended June 30, 2010, the Company recognized a dilution gain of $4,000 and $9,000, respectively, associated with changes in the equity of Eurogas (three and six months ended June 30, 2009 – dilution loss of $41,000).

Transactions Completed During the Six Months Ended June 30, 2009

During the three months ended June 30 of the prior year, the Company purchased 150,000 common shares of DundeeWealth for cash consideration of $1,281,000, marginally increasing the Company’s ownership interest.  The increase in ownership was accounted for as a step acquisition in DundeeWealth, with the aggregate purchase price allocated to the fair value of the assets acquired as outlined in the table below.  The amount allocated to investment management contracts was included in “Goodwill and other intangible assets” in the Company’s consolidated balance sheet.  The investment management contracts have an indefinite life and are therefore not subject to amortization.

Net assets acquired
Investment management contracts	$157
Other net assets	904
Reduction in future income tax liabilities	220
$1,281
Aggregate purchase price
Cash	$1,281
$1,281

Deconsolidation of Variable Interest Entity
During the first six months of the prior year, the Company’s real estate subsidiary held a 50% interest in The Distillery Historic District (the “co-ownership”).  At the time of investment in the co-ownership, the real-estate subsidiary provided funds to the other co-owners to invest in the co-ownership.  The co-ownership was determined to be a variable interest entity (“VIE”) for which the Company was considered the primary beneficiary and accordingly, the accounts of the VIE had been consolidated.  In the second quarter of 2009, the co-owners repaid the funds advanced and as a result, the co-ownership is no longer considered a VIE.  Accordingly, in the second quarter of 2009, the Company deconsolidated 50% of the co-ownership.

Deconsolidation of Variable Interest Entity
Capital, real estate and other assets	$(26,045)
Working capital, net	3,400
Corporate debt	20,023
Non controlling interest	2,622

DUNDEE CORPORATION

8

2.	CLIENT ACCOUNTS RECEIVABLE

	June 30, 2010	December 31, 2009
Client accounts	$373,765	$301,329
Brokers' and dealers' balances	61,556	30,744
Securities borrowed	55,795	69,707
	$491,116	$401,780

DundeeWealth is holding collateral with a market value of $55,798,000 (December 31, 2009 – $69,708,000) against amounts receivable pursuant to borrowing arrangements.

4.	TRADING SECURITIES OWNED AND SECURITIES SOLD SHORT

		June 30, 2010		December 31, 2009
	Trading Securities	Securities	Trading Securities	Securities
	Owned	Sold Short	Owned	Sold Short
Bonds	$43,313	$13,555	$139,377	$22,718
Equities and convertible debentures	46,787	45,269	53,444	409
Floating rate notes from restructuring of ABCP	5,570	-	5,570	-
	$95,670	$58,824	$198,391	$23,127

Bonds include $1,324,000 (December 31, 2009 – $74,549,000) in guaranteed investment certificates held by the resource segment.  These amounts have been deposited with a Canadian Schedule I Chartered Bank.

Bond maturities range from 2010 to 2108 (December 31, 2009 – from 2010 to 2109) and have annual interest yields ranging from 0% to 11.50% (December 31, 2009 – from 0% to 11.50%).

From time to time, DundeeWealth’s brokerage subsidiary may sell securities that it does not own and will therefore be obligated to purchase such securities at a future date.  The subsidiary may incur a loss if the market value of these securities subsequently increases.

During the three and six months ended June, 2010, DundeeWealth received interest and principal payments of $464,000 and $1,276,000 in respect of its portfolio of floating rate notes (“FRNs”) received on the restructuring of asset-backed commercial paper (“ABCP”).  Amounts received were applied to reduce the carrying value of the FRNs.  Subsequently, DundeeWealth recognized market appreciation of $464,000 and $1,276,000 during the same three and six month periods ended June 30, 2010, respectively (three and six months ended June 30, 2009 – $46,047,000) in respect of the FRNs.  This amount has been included in net earnings as a “fair value adjustment”.

5.	AVAILABLE-FOR-SALE SECURITIES

		June 30, 2010		December 31, 2009
	Cost	Fair Value	Cost	Fair Value
Mutual funds managed by a subsidiary	$111,246	$125,129	$92,319	$101,236
Collateralized loan obligations	1,660	9,424	7,071	39,308
Other portfolio investments	102,789	120,249	87,803	116,950
	$215,695	$254,802	$187,193	$257,494

Unrealized changes in the fair values of available-for-sale (“AFS”) securities, other than changes that are determined to be other-than-temporary impairments in fair value, are recognized in other comprehensive income (“OCI”).  During the six months ended June 30, 2010, the Company recognized unrealized fair value losses of $31,183,000 (six months ended June

DUNDEE CORPORATION

9

30, 2009 – fair value gains of $40,495,000), including fair value losses of $45,930,000 incurred during the second quarter of the current year (three months ended June 30, 2009 – fair value gains of $25,522,000).

During the six months ended June 30, 2010, DundeeWealth sold 20 positions in collateralized loan obligations (“CLOs”) for aggregate net proceeds of $38,765,000, of which eight positions generating net proceeds of $16,807,000 were completed during the second quarter of the current year.  These sales resulted in net earnings of $33,354,000, including $14,725,000 from transactions completed during the second quarter of the current year.  Approximately $14,167,000 of these earnings had previously been recognized in OCI.

In the three and six months ended June 30 of the prior year, the Company recognized other-than-temporary impairments of $455,000 and $9,501,000, respectively, related to DundeeWealth’s investments in CLOs.  These amounts were included in net earnings as a “fair value adjustment”.

6.	EQUITY ACCOUNTED INVESTMENTS

		June 30, 2010		December 31, 2009
		Carrying		Carrying
	Ownership	Value	Ownership	Value
Breakwater Resources Ltd.	24%	$34,872	25%	$18,662
Dundee Precious Metals Inc.	23%	86,178	20%	45,109
Dundee Real Estate Investment Trust	11%	87,011	18%	84,156
Escal UGS S.L.	33%	5,381	33%	5,714
Odyssey Resources Limited	31%	1,167	31%	1,417
Other		5,911		3,905
		$220,520		$158,963

The aggregate fair value of the Company’s equity accounted investments as at June 30, 2010 was $304,638,000 (December 31, 2009 – $255,582,000).

Significant Transactions in Equity Accounted Investments

Dundee Precious Metals Inc. (“Dundee Precious”)
During the first quarter of 2010, Dundee Precious completed a public offering of 20,000,000 common shares of Dundee Precious at a price of $3.30 per share.   The Company purchased an aggregate of 8,881,200 common shares of Dundee Precious pursuant to the offering at a cost to the Company of $29,308,000.  As a result of the acquisition, the Company’s interest in Dundee Precious was increased from 20% to 23% at June 30, 2010.

Dundee Real Estate Investment Trust (“Dundee REIT”)
Dundee REIT completed public offerings in each of January, March and June 2010 pursuant to which it issued approximately 14,795,000 units of Dundee REIT for aggregate proceeds, before transaction costs, of $333,680,000.  The Company did not participate in the offerings and accordingly, the Company’s interest in Dundee REIT was diluted to 11% at June 30, 2010.   The Company continues to account for its investment in Dundee REIT on an equity basis as it is able to exert significant influence over the operations and financial results of Dundee REIT through its representation on the board of trustees of Dundee REIT, through services arrangements and through senior management representation.

Effect of Dilution of Interest on Share of Earnings of Equity Accounted Investees
During the three and six months ended June 30, 2010, the Company realized dilution gains of $3,468,000 and $5,223,000, respectively, (three and six months ended June 30, 2009 – dilution loss of $373,000 and $1,470,000, respectively) in respect of equity accounted investments.  These dilution amounts include $3,792,000 resulting from the Company’s dilution in Dundee REIT as previously discussed, of which $2,133,000 was realized during the second quarter of the current year.

DUNDEE CORPORATION

10

7.	DEFERRED SALES COMMISSIONS

	As at and for the	As at and for the
	six months ended	year ended
	June 30, 2010	December 31, 2009
Deferred sales commissions, beginning of period	$236,981	$234,027
Commissions funded during the period	68,632	91,643
Amortization during the period	(47,922)	(88,689)
Deferred sales commissions, end of period	$257,691	$236,981

8.	REAL ESTATE, CAPITAL AND OTHER ASSETS

	June 30, 2010	December 31, 2009
Real estate assets
Land under development	$114,294	$135,235
Land held for development	215,005	167,628
Housing and condominiums	76,752	75,502
Revenue properties	69,584	62,506
Resource properties
Ontario	106,134	-
Tunisia	22,837	20,851
Guatemala	6,830	-
Other	361	1,221
Capital and other assets	83,998	60,544
	$695,795	$523,487

9.	GOODWILL AND OTHER INTANGIBLE ASSETS

			June 30, 2010			December 31, 2009
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Goodwill	$373,926	$-	$373,926	$373,926	$-	$373,926
Indefinite life intangible assets
Investment management contracts	338,078	-	338,078	338,078	-	338,078
Intangible assets with a finite life
Institutional management contracts	16,417	3,284	13,133	16,417	2,463	13,954
Funds under administration	15,795	7,754	8,041	15,795	7,281	8,514
Customer relationships	6,651	5,433	1,218	6,651	4,768	1,883
	$750,867	$16,471	$734,396	$750,867	$14,512	$736,355

10.	BANK INDEBTEDNESS

From time to time, DundeeWealth’s brokerage subsidiary may utilize call loan arrangements to facilitate the securities settlement process for both client and principal securities transactions or to fund margin lending.  At June 30, 2010, DundeeWealth’s subsidiary had drawn $nil (December 31, 2009 – $4,821,000) and issued letters of credit and guarantees of $2,550,000 (December 31, 2009 – $nil) against available call loan facilities of $98,550,000 (December 31, 2009 – $81,050,000) established with Canadian Schedule I Chartered Banks.  During the six months ended June 30, 2010, the interest rate on these facilities was 1.50% on Canadian dollar denominated borrowings (during the year ended December 31, 2009 – 1.20% to 2.75%) and between 1.20% to 2.75%  on borrowings denominated in United States dollars (during the year ended December 31, 2009 – 1.25% to 2.75%).

DUNDEE CORPORATION

11

11.	CLIENT DEPOSITS AND RELATED LIABILITIES

	June 30, 2010	December 31, 2009
Client accounts	$401,068	$388,780
Brokers' and dealers' balances	44,630	59,489
Securities loaned	30,108	24,310
International banking client accounts	4,349	4,241
	$480,155	$476,820

At June 30, 2010, DundeeWealth has provided securities with a fair value of $29,852,000 (December 31, 2009 – $24,586,000) against amounts outstanding pursuant to domestic securities lending arrangements.

12.	CORPORATE DEBT

At June 30, 2010 and December 31, 2009, the fair value of corporate debt approximated its carrying value.

	June 30, 2010	December 31, 2009
Corporate
$200 million revolving term credit facility due November 9, 2010	$11,923	$-
$9.5 million, 5.85% exchangeable unsecured subordinated debentures due June 30, 2015	9,255	9,227
Subsidiaries
$200 million 5.10% Series 1 Notes, DundeeWealth, due September 25, 2014	198,163	197,949
$80 million demand revolving credit facility, Eurogas Corporation	63,888	-
$150 million revolving term credit facility, Dundee Realty, due November 30, 2011	40,408	75,408
Other real estate debt	128,078	105,433
	$451,715	$388,017

$200,000,000 – Revolving Term Credit Facility, Corporate
On November 10, 2009 and February 23, 2010, the Company amended its $200 million revolving term credit facility with a Canadian Schedule I Chartered Bank.  Borrowings under the amended facility bear interest, at the Company’s option, at a rate per annum equal to either the bank’s prime lending rate for loans plus 1.25% or, for bankers’ acceptances, at the bank’s then prevailing bankers’ acceptance rate plus 2.25%.  Unused amounts available under the facility are subject to a standby fee of 0.7875%.  At June 30, 2010, the Company had drawn $11,923,000 (December 31, 2009 – $nil) against the revolving term credit facility.

The amended facility is subject to certain covenants, including maintenance of minimum levels of specific assets, restrictions on the existence of secured indebtedness, restrictions on the redemption, purchase or repayment of the $9.5 million of the Company’s exchangeable debentures and restrictions on the prepayment and payment of interest on such exchangeable debentures.  In certain limited circumstances, the Company may be required to secure amounts borrowed pursuant to the amended facility through a pledge of certain investments.

During the three and six months ended June 30, 2010, interest expense relating to the Company’s revolving term credit facility was $405,000 and $845,000, respectively (three and six months ended June 30, 2009 – $703,000 and $1,405,000, respectively).

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$9,545,000, 5.85% Exchangeable Unsecured Subordinated Debentures
The Company’s exchangeable debentures mature on June 30, 2015 and bear interest at 5.85% per annum, payable semi-annually on June 30 and December 31 of each year.  Each exchangeable debenture may be exchanged, at the option of the holder, for 33.6134 units of Dundee REIT, representing a conversion price of $29.75 per Dundee REIT unit.  The Company has placed units of Dundee REIT into escrow in order to satisfy the exchange feature.  There were no surrenders of exchangeable debentures for exchange during the first six months of either 2010 or 2009.

Issuance of $200,000,000 5.10% Series 1 Notes, DundeeWealth
On September 25, 2009, DundeeWealth completed an offering pursuant to which it issued $200 million principal amount of Series 1 Notes, which mature on September 25, 2014 (the “Notes”).  The Notes bear interest at 5.10% per annum, payable semi-annually on March 25 and September 25 of each year, beginning on March 25, 2010.  During the three and six months ended June 30, 2010, interest expense on the Notes was $2,628,000 and $5,271,000, respectively.

The Notes are unsecured obligations of DundeeWealth and rank equally with all other unsecured and unsubordinated indebtedness and obligations of DundeeWealth.  Certain subsidiaries of DundeeWealth have fully and unconditionally guaranteed on a joint and several basis, the payment of principal and interest on the Notes.

The Notes are redeemable, at DundeeWealth’s option, at the greater of the Canada Yield Price and par, together with any accrued and unpaid interest.  The Canada Yield Price is defined as the price of the Notes, calculated so as to provide a holder of the Notes with a yield from the date of redemption to the maturity date of the Notes equal to the Government of Canada yield on non-callable bonds with similar maturity dates, plus 0.62%.  The Company determined that the value of the option to redeem the Notes was $nil at June 30, 2010.

$80,000,000 Demand Credit Facility, Eurogas Corporation
On June 29, 2010, DELP, a wholly owned limited partnership of Eurogas, established a credit facility in the amount of $80,000,000 with a syndicate comprised of certain Canadian chartered banks.  The credit facility provides DELP with a revolving demand loan, subject to a tiered interest rate structure based on DELP’s net debt to cash flow ratio, as defined in the credit facility.  Based on DELP’s current ratios, draws on the credit facility bear interest, at DELP’s option, at either the bank’s prime lending rate plus 3.0% for loans or letters of credit, or, for bankers’ acceptances, at the bank’s then prevailing bankers’ acceptance rate plus 4.0%.  DELP is subject to a standby fee of 0.55% on unused amounts under the credit facility.

In connection with the acquisition of oil and natural gas assets in Lake Erie, Ontario (note 2), at June 30, 2010, DELP drew $63,888,000 pursuant to the credit facility and it has further issued a letter of credit of $3,270,000.  Available credit under the credit facility at June 30, 2010 was $12,842,000.

The credit facility is secured against all of the oil and natural gas assets owned by DELP.  In addition, Eurogas has assigned a limited recourse guarantee of its units in DELP as further security pursuant to the credit facility.  The credit facility is subject to certain covenants, including maintenance of minimum levels of working capital.

Interest expense relating to the credit facility since its establishment on June 29, 2010 was $437,000, including arrangement fees and standby fee charges.

$150,000,000 Revolving Term Credit Facility, Dundee Realty
On October 16, 2009, Dundee Realty amended its $150,000,000 revolving term credit facility with a Canadian Schedule I Chartered Bank, extending the maturity date to November 30, 2011.  The amended facility bears interest, at Dundee Realty’s option, at a rate per annum equal to either the bank’s prime lending rate plus 3.00% or at the bank’s then prevailing bankers’ acceptance rate plus 4.25%.  The facility is secured by a general security agreement and a first charge against various assets in western Canada.

DUNDEE CORPORATION

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At June 30, 2010, Dundee Realty had drawn $64,914,000 (December 31, 2009 – $101,263,000) against this facility, including $24,505,000 (December 31, 2009 – $25,855,000) in the form of letters of credit.  Interest expense relating to this revolving term credit facility during the three and six months ended June, 2010, was $1,155,000 and $2,116,000, respectively (three and six months ended June 30, 2009 – $738,000 and $1,540,000, respectively).

Other Real Estate Debt
Real estate debt is secured by charges on specific properties to which the debt relates.  Mortgages, including land mortgages, are secured on specific properties.  Housing advances are secured by charges on specific land under development, housing and condominiums under development, or land held for development.

Term debt is secured by charges on specific capital equipment.  At June 30, 2010, the weighted average interest rate on fixed rate debt at Dundee Realty, aggregating $80,395,000 (December 31, 2009 – $50,140,000), was 6.21% (December 31, 2009 – 7.55%).  The remaining real estate debt, including in respect of Dundee Realty’s demand revolving term credit facilities, is subject to variable interest rates.  The weighted average interest rate on variable rate debt during the six months ended June 30, 2010 was 4.55% (December 31, 2009 – 4.80%).  Fixed rate debt matures between 2010 and 2030.  Variable rate debt, including demand revolving term credit facilities, matures between 2010 and 2018.

13.	SERIES 1 PREFERENCE SHARES OF DUNDEEWEALTH

At June 30, 2010, DundeeWealth had 6,225,000 4.75% cumulative redeemable first preferences shares, series 1 (“Series 1 preference shares, DundeeWealth”) outstanding at a price of $25.00 per share.  DundeeWealth determined that the Series 1 preference shares, DundeeWealth, should be classified as a financial liability for reporting purposes given that they may be converted into a variable number of DundeeWealth’s common shares or may be redeemed on or after a particular date for a fixed or determinable amount.

At June 30, 2010, the Series 1 preference shares, DundeeWealth had a fair value based on market prices of $148,466,000 (December 31, 2009 – $145,043,000).

14.	NON-CONTROLLING INTEREST

	June 30, 2010	December 31, 2009
Non-controlling interest in:
DundeeWealth Inc.	$589,254	$566,391
Dundee Realty Corporation	64,662	55,275
Eurogas Corporation	44,862	46,205
Nichromet Exploration Inc. (note 2)	6,031	-
	$704,809	$667,871

Share Loans Receivable in DundeeWealth
DundeeWealth established a share loan plan pursuant to which key employees are provided with a loan from DundeeWealth to purchase common shares of DundeeWealth from treasury or in the market.  The shares issued or acquired pursuant to these arrangements are pledged as collateral against the loans.  At June 30, 2010, the principal amount outstanding pursuant to these share loan arrangements was $19,207,000 (December 31, 2009 – $24,261,000).  The discounted value of the share loan amount has been included as “non-controlling interest in DundeeWealth” in the Company’s consolidated financial statements.

DUNDEE CORPORATION

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The share loan plan provided for a one-time bonus to be paid to participants at the conclusion of a three year vesting period, with the bonus amount, net of associated taxes, to be applied to reduce amounts outstanding pursuant to the share loan arrangements.  During the six months ended June 30, 2010, DundeeWealth paid a bonus amount of $7,758,000 to key employees pursuant to these arrangements, of which $4,172,000 was applied to the principal amount of share loans outstanding.

During the three and six months ended June 30, 2010, DundeeWealth recognized compensation expense of $19,000 and $378,000, respectively (three and six months ended June 30, 2009 – $807,000 and $1,100,000, respectively), pursuant to these share loan arrangements.

15.	PREFERENCE SHARES

The terms of the Company’s preference shares are summarized in note 16 to the 2009 Audited Consolidated Financial Statements.

Issued and Outstanding Preference Shares, First Series, Series 1

	Number	Par	Issue		Net Book
	of Shares	Value	Costs	Premium	Value
Balance as at December 31, 2008	6,000,000	$150,000	$(3,556)	$927	$147,371
Amortization during the year	-	-	474	(123)	351
Balance as at December 31, 2009	6,000,000	150,000	(3,082)	804	147,722
Amortization to June 30, 2010	-	-	237	(62)	175
Balance as at June 30, 2010	6,000,000	$150,000	$(2,845)	$742	$147,897

At June 30, 2010, the Company had 6,000,000 5.00% cumulative redeemable first preferences shares, series 1 (“Preference shares, series 1”) outstanding at a price of $25.00 per share.  The Company determined that the Preference shares, series 1 should be classified as a financial liability for financial reporting purposes, given that they may be redeemed at or after a particular date for a fixed or determinable amount or otherwise converted into a variable number of other equity instruments of the Company.

At June 30, 2010, the Preference shares, series 1 had a fair value based on market prices of $144,660,000 (December 31, 2009 – $129,900,000).

Issued and Outstanding Preference Shares, First Series, Series 2

	Number	Par	Issue	Net Book
	of Shares	Value	Costs	Value
Issued, September 15, 2009	4,600,000	$115,000	$-	$115,000
Issued, September 21, 2009	600,000	15,000	-	15,000
Issue costs	-	-	(2,915)	(2,915)
Balance as at December 31, 2009	5,200,000	130,000	(2,915)	127,085
Issue costs	-	-	(17)	(17)
Balance as at June 30, 2010	5,200,000	$130,000	$(2,932)	$127,068

At June 30, 2010, the Company had issued 5,200,000 6.75% cumulative 5-year rate reset preference shares, series 2 (“Preference shares, series 2”) at a price of $25.00 per share.  The Preference shares, series 2 have been classified as equity instruments for financial reporting purposes given that the Company is entitled to periodically renew the terms of the Preference shares, series 2, subject to an appropriate interest rate and that the holder of the Preference shares, series 2 is not entitled to redeem the shares.

DUNDEE CORPORATION

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16.	SHARE CAPITAL

Issued and Outstanding

	SUBORDINATE SHARES		CLASS B SHARES		TOTAL
	Number	Amount	Number	Amount	Number	Amount
Outstanding December 31, 2008	71,139,788	$280,232	3,119,788	$8,166	74,259,576	$288,398
Transactions during the year ended
December 31, 2009
Redeemed pursuant to issuer bid	(260,700)	(1,041)	-	-	(260,700)	(1,041)
Issuance of shares under the
share incentive plan	25,087	180	-	-	25,087	180
Options exercised	300,000	1,670	-	-	300,000	1,670
Conversion from Class B Shares
to Subordinate Shares	351	1	(351)	(1)	-	-
Outstanding December 31, 2009	71,204,526	$281,042	3,119,437	$8,165	74,323,963	$289,207
Transactions during the six months ended
June 30, 2010
Redeemed pursuant to issuer bid	(3,727,400)	(14,868)	-	-	(3,727,400)	(14,868)
Issuance of shares under the
share incentive plan	5,294	70	-	-	5,294	70
Options exercised	617,842	1,326	-	-	617,842	1,326
Conversion from Class B Shares
to Subordinate Shares	168	1	(168)	(1)	-	-
Outstanding June 30, 2010	68,100,430	$267,571	3,119,269	$8,164	71,219,699	$275,735

Normal Course Issuer Bid
On March 30, 2009, the Company obtained approval from the Toronto Stock Exchange to purchase its Class A subordinate voting shares (“Subordinate Shares”) in the market for cancellation pursuant to a renewed normal course issuer bid.  On March 30, 2010, the Company received regulatory approval to continue its normal course issuer bid from April 1, 2010 to March 31, 2011.  Subject to certain conditions, the Company may purchase up to a maximum of 5,411,197 Subordinate Shares pursuant to these arrangements, representing approximately 10% of its public float.

During the six months ended June 30, 2010, the Company purchased 3,727,400 Subordinate Shares (year ended December 31, 2009 – 260,700 Subordinate Shares), having an aggregate stated capital value of $14,868,000 (year ended December 31, 2009 – $1,041,000), for cancellation pursuant to these arrangements.  The Company paid $49,850,000 (year ended December 31, 2009 – $1,055,000) to retire these shares.  The excess of the purchase price over the value of stated capital, which totalled $34,982,000 (year ended December 31, 2009 – $14,000), was recorded as a reduction of retained earnings.

Share Purchase Plan
As part of its share incentive arrangements (note 19), the Company established a share purchase plan pursuant to which eligible participants may contribute up to a specified maximum amount of their basic annual salary towards the purchase of Subordinate Shares of the Company, either from treasury or in the open market, at the discretion of the Company.  Compensation expense associated with the share purchase plan during the three and six months ended June 30, 2010 was $115,000 and $225,000, respectively (three and six months ended June 30, 2009 – $142,000).

During the six months ended June 30, 2010, the Company issued 5,294 Subordinate Shares from treasury (six months ended June 30, 2009 – 15,901 Subordinate Shares) with an aggregate stated capital value of $70,000, (six months ended June 30, 2009 - $90,000) pursuant to these arrangements, with the balance of amounts contributed to the share purchase plan being used to purchase shares in the market.

DUNDEE CORPORATION

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17.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Net unrealized gains (loss), net of taxes
	Available-	Equity	Foreign	Non-
	for-Sale	Accounted	Currency	controlling
	Securities	Investees	Translation	Interest	Total
Balance at December 31, 2008	$(29,486)	$(3,043)	$3,948	$5,398	$(23,183)
Transactions during the year ended December 31, 2009
Other comprehensive income (loss)	85,777	(1,978)	(9,307)	(22,891)	51,601
Balance at December 31, 2009	56,291	(5,021)	(5,359)	(17,493)	28,418
Transactions during the six months ended June 30, 2010
Other comprehensive income (loss)	(19,062)	6,060	(4,478)	8,580	(8,900)
Balance at June 30, 2010	$37,229	$1,039	$(9,837)	$(8,913)	$19,518

18.	INVESTMENT INCOME AND EARNINGS (LOSS) FROM EQUITY ACCOUNTED INVESTEES

 Investment Income

		Three months		Six Months
For the three and six months ended June 30,	2010	2009	2010	2009
Interest, dividends, and cash distributions	$1,277	$4,137	$4,712	$7,911
Realized investment gains (loss) from AFS securities	45,714	120	64,690	(3,045)
Reinvested distributions from mutual fund investments	348	268	777	519
	$47,339	$4,525	$70,179	$5,385

Share of Earnings (Loss) from Equity Accounted Investees

		Three months		Six Months
For the three and six months ended June 30,	2010	2009	2010	2009
Share of earnings	$12,855	$2,064	$22,240	$1,198
Gains (loss) from dilutions of interest	3,468	(373)	5,223	(1,470)
	$16,323	$1,691	$27,463	$(272)

19.	STOCK BASED COMPENSATION

The terms of the Company’s stock based compensation plans are summarized in note 21 to the 2009 Audited Consolidated Financial Statements.

Share Incentive Plans
During the three and six months ended June 30, 2010, the Company recognized stock based compensation expense of $510,000 and $1,015,000, respectively, (three and six months ended June 30, 2009 – $146,000 and $494,000, respectively) related to share based compensation arrangements, before similar arrangements of its subsidiaries as described below.

		Three Months		Six Months
For the three and six months ended June 30,	2010	2009	2010	2009
Share option plan	$265	$16	$527	$226
Deferred share unit plan	245	130	488	268
	$510	$146	$1,015	$494

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Share Option Plan

A summary of the status of the Company’s share option plan as at June 30, 2010 and December 31, 2009, and the changes during the six months and year then ended, are as follows:

		June 30, 2010		December 31, 2009
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of period	2,449,612	$7.33	3,559,644	$6.63
Granted	-	-	1,315,000	$9.41
Exercised	(804,612)	$4.90	(1,725,000)	$8.49
Cancelled	-	-	(700,032)	$4.83
Outstanding, end of period	1,645,000	$8.51	2,449,612	$7.33
Exercisable options	330,000	$4.95	1,134,612	$4.91

			Weighted
			Average
		Weighted	Remaining
	Options	Average	Contractual	Options
Exercise Price Range	Outstanding	Exercise Price	Life (Years)	Exercisable
$4.38	120,000	$4.38	1.40	120,000
$5.13 to $5.42	210,000	$5.28	0.96	210,000
$9.40 to $9.67	1,315,000	$9.41	4.62	-

Share Incentive Plans and Other Stock Based Plans of DundeeWealth
During the three and six months ended June 30, 2010, DundeeWealth recognized stock based compensation expense of $4,376,000 and $8,493,000, respectively (three and six months ended June 30, 2009 – $4,459,000 and $8,977,000, respectively) in respect of its share incentive arrangements.  Outstanding options issued by DundeeWealth at June 30, 2010 were 2,320,454 (December 31, 2009 – 4,119,504) with a weighted average exercise price of $10.07 (December 31, 2009 – $8.91) of which 769,454 (December 31, 2009 – 2,675,504) were exercisable.  At June 30, 2010, DundeeWealth had granted awards for the future issuance of 1,849,000 (December 31, 2009 – 2,051,000) common shares of DundeeWealth, which issuance is conditional on employees meeting certain criteria, and it had granted an aggregate of 1,248,946 (December 31, 2009 – 1,060,224) deferred share units.

Stock Option Plan of Eurogas
During the three and six months ended June 30, 2010, Eurogas recognized stock based compensation expense of $11,000 and $21,000, respectively (three and six months ended June 30, 2009 – $312,000), including stock based compensation expense incurred by its affiliate, Eurogas International Inc. (“EII”).

As at June 30, 2010, Eurogas had granted 2,910,000 (December 31, 2009 – 3,985,000) options at an average exercise price of $1.16 (December 31, 2009 – $1.26) and it had granted 355,000 (December 31, 2009 – 355,000) deferred share units.  In addition, EII had granted 600,000 (December 31, 2009 – 600,000) options with an exercise price of $0.10 (December 31, 2009 – $0.10) per option.

DUNDEE CORPORATION

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Stock Based Compensation of Dundee Realty
In the first quarter of 2010, Dundee Realty recognized stock based compensation expense of $75,000 in respect of outstanding option arrangements awarded to the non-controlling shareholder (note 2).  During the three and six months ended June 30 of the prior year, Dundee Realty recognized stock based compensation of $32,000 and $64,000 respectively.

20.	INCOME TAXES

Significant components of the Company's future income tax assets and liabilities as at June 30, 2010 and December 31, 2009 are as follows:

	June 30,	December 31,
	2010	2009
Future income tax assets
Tax loss carry forwards	$130,500	$125,498
Capital assets	16,751	16,106
Accrued liabilities	9,173	8,857
Investment portfolio, including equity accounted investments	-	12,554
Non-deductible reserves	3,042	2,801
Real estate assets	150	-
Other	5,918	5,421
	165,534	171,237
Valuation allowance	(11,156)	(13,020)
Total future income tax assets	154,378	158,217
Future income tax liabilities
Management contracts	87,554	87,808
Deferred sales commissions	70,927	67,227
Real estate assets	-	5,527
Investment portfolio, including equity accounted investments	2,879	-
Funds under administration	2,449	2,801
Other	19,747	35,042
Total future income tax liabilities	183,556	198,405
Net future income tax liabilities	$29,178	$40,188

The future income tax assets arise from available income tax loss carry forwards from current and prior years and future income tax deductions.  A valuation allowance is recorded in respect of the total future income tax asset when management believes it is more likely than not that some or all of the future income tax assets will not be realized.  After consideration of estimated future taxable income, the nature of the future income tax assets and potential tax planning strategies, the Company has determined that a valuation allowance of $11,156,000 is required in respect of its future income tax assets as at June 30, 2010 (December 31, 2009 – $13,020,000).

DundeeWealth realized a capital loss in respect of the sale of certain assets in a prior year.  While the tax benefit of $12,451,000 in respect of this loss was not recognized in the consolidated financial statements or the table above, the loss can be carried forward indefinitely to offset future capital gains.

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As at June 30, 2010, the Company and its subsidiaries had operating loss carry forwards of $562,557,000 (December 31, 2009 – $541,834,000).  A summary of the operating loss carry forwards by year of expiry is as follows:

Year of Expiry:
2010	$294
2011	5,034
2012	-
2013	-
2014	3,822
Thereafter	503,604
512,754
DundeeWealth taxable capital loss	49,803
$562,557

The Company's income tax provision differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rate to pre-tax earnings as a result of the following:

		Three Months		Six Months
for the three and six months ended June 30,	2010	2009	2010	2009
Anticipated income tax expense based on a
combined Canadian and provincial statutory
income tax rate of 31% (2009 - 33%)	$29,636	$23,717	$47,862	$17,901
Non-deductible expenses	2,777	4,125	4,831	8,673
Non-taxable revenue	(827)	-	(1,370)	-
Non-taxable dilution loss (gain)	6	(153)	1,931	(236)
Remeasurement of future income taxes	(3,708)	(4,865)	(8,810)	(4,755)
Net income tax (benefits) not previously recognized	249	(1,135)	44	(2,533)
Change in valuation allowance	197	(551)	(1,637)	(897)
Other	1,962	979	2,139	745
Income tax expense	$30,292	$22,117	$44,990	$18,898

21.	NET EARNINGS PER SHARE

(in thousands of Canadian dollars, except weighted average number of shares outstanding and per share amounts)
		Three months		Six Months
For the three and six months ended June 30,	2010	2009	2010	2009
Net earnings	$51,228	$29,873	$75,125	$21,629
Less: dividends on Preference shares, series 2	(2,193)	-	(4,387)	-
	$49,035	$29,873	$70,738	$21,629

Weighted average shares outstanding	73,733,373	74,249,611	73,855,823	74,246,632
Basic earnings per share	$0.67	$0.40	$0.96	$0.29

Effect of dilutive securities on:
Available net earnings	$(721)	$(829)	$(1,592)	$(531)
Weighted average shares outstanding	1,612,683	1,002,594	1,893,554	1,004,033
Diluted earnings per share	$0.64	$0.39	$0.91	$0.28

DUNDEE CORPORATION

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22.	FINANCIAL INSTRUMENTS

FAIR VALUE
All of the Company’s financial instruments are recorded on the consolidated balance sheet at carrying values that are representative of, or approximate their fair value, with the exception of the Company’s Preference shares, series 1 and the Series 1 preference shares, DundeeWealth, which had fair values as at June 30, 2010 of $144,660,000 and $148,466,000, respectively (December 31, 2009 – $129,900,000 and $145,043,000, respectively).

Fair Value Methods

Trading Financial Assets and Liabilities
The fair value of trading securities owned and obligations related to trading securities sold short are based on quoted bid or ask market prices where available; otherwise, fair values are estimated using independent bid or ask quoted market prices of similar securities or other third-party evidence.

Available-for-Sale Financial Assets
The fair value of AFS financial assets is determined using quoted market prices from active markets where available.  Fair value for CLOs and other structured products, for which market quotations are not readily available, is provided by the third party underwriter of the financial instrument in the form of an indicative bid value or, where available, the most recent trading price of such individual security.  The third party underwriter uses a valuation model that incorporates prevailing primary and secondary market conditions and deal specific parameters.  This valuation model is based, in part, on assumptions that may not be supported by observable market prices or rates.  Indicative bid values provided are independently assessed by qualified professionals to ensure that they are reasonable.

Fair Value Hierarchy
Fair value measurements recognized in the consolidated balance sheet are categorized using a fair value hierarchy that reflects the significance of inputs used in determining fair values.  Changes in fair value measurements for financial instruments categorized as Level 3 are as follows:

	Three months ended	Six months ended
	30-Jun-10	30-Jun-10
Balance, beginning of period	$55,503	$68,678
Net realized/unrealized gains in net earnings	15,189	34,630
Net unrealized gains in other comprehensive income	(14,627)	(24,473)
Dispositions and other proceeds	(17,271)	(40,041)
Balance as at June 30, 2010	$38,794	$38,794

Level 3 inputs include inputs that are not based on observable market data and that are significant to the fair value measurement.  These unobservable inputs reflect the Company’s own assumptions about the assumptions that a market participant would use in estimating fair value of the financial instrument.

RISK MANAGEMENT
The Company’s financial instruments are exposed to market risk, credit risk and liquidity risk.  Detailed disclosures on the Company’s financial instruments are included in note 24 to the 2009 Audited Consolidated Financial Statements and in the “Managing Risks” section of the Company’s management’s discussion and analysis as at and for the year ended December 31, 2009.

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Market Risk
The following table illustrates the Company’s financial instruments which are recorded on the consolidated balance sheet at fair value and are exposed to fair value risk.  The table demonstrates the effect to net earnings and OCI, before associated income taxes and non-controlling interest, of a 3% absolute change in the fair value of the Company’s trading portfolio and portfolio of AFS securities.

	2010			2009
	Effect on			Effect on
For the six months ended June 30,	Net earnings	OCI		Net earnings	OCI
Trading securities owned, net of trading securities sold short	$824	$	n/a	$9,311	$	n/a
Available-for-sale securities
Collateralized loan obligations (i)	n/a		283	214		n/a
Mutual fund investments managed by a subsidiary	n/a		3,754	n/a		2,484
Other portfolio investments	n/a		3,607	n/a		2,411
(i)  Other-than-temporary impairments in the fair value of AFS securities are recorded in net earnings.

The embedded exchange feature related to the Company’s exchangeable debentures is recorded at fair value, provided that such fair value adjustment does not result in an aggregate carrying value that is below the principal value of the exchangeable debentures outstanding.  The Company has determined that at June 30, 2010 and December 31, 2009, the fair value of the embedded exchange feature was $nil and therefore, the exchangeable debentures were carried at their amortized cost.

The Company is exposed to interest rate risk on its variable rate corporate debt, on client account margin loans and credit balances and, to a lesser extent, on cash and cash equivalents and on amounts related to securities borrowing activities.  The following table illustrates the effect to net earnings, before associated income taxes and non-controlling interest, of a 50 basis point absolute change in market interest rates to these items.

Effect on Net Earnings
2010	2009
$3	$509
71	433

The Company’s exposure to interest rate risk related to its investments in CLOs is discussed under the section “Specific Risks Associated with Operating Segments – Wealth Management”.  Interest rate risk associated with variable rate real estate debt is discussed under the section “Specific Risks Associated with Operating Segments – Real Estate.”

The Company may be exposed to foreign exchange transaction and translation risk due to the volatility of foreign exchange rates, primarily arising on its U.S. dollar and Euro denominated investments, as well as on its corporate borrowings, to the extent that such borrowings were drawn in a foreign currency.  In the prior year, DundeeWealth had drawn on a credit facility in foreign denominated currencies.  As these amounts were repaid during 2009, the Company’s exposure to currency risk on borrowings is minimal.  During the first six months of the prior year, a 3% change in foreign exchange rates on amounts borrowed in foreign currencies would have changed net earnings by $2,515,000.

The Company’s currency risk exposure on foreign denominated investments in CLOs is discussed under the section “Specific Risks Associated with Operating Segments – Wealth Management”.

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DundeeWealth’s brokerage subsidiary enters into forward foreign exchange contracts to manage currency risk on pending securities settlements in currencies other than the Canadian dollar.  At June 30, 2010, the notional value of outstanding forward foreign exchange contracts was $232,535,000 (December 31, 2009 – $193,089,000).  Given the short-term nature of these foreign exchange contracts, any changes in fair value stemming from reasonably possible changes in foreign exchange rates would have a nominal effect on net earnings.

Market Risk in Assets under Management and Assets under Administration
Assets under management (“AUM”) are exposed to various forms of market risk including, but not limited to, fair value risk, interest rate risk and currency risk.  These risks transfer to DundeeWealth through the generation of management fee revenues, net of associated trailer service fees.  In the six months ended June 30, 2010, a 3% change in the net asset value of AUM would change net earnings before taxes and non-controlling interest, by approximately $5,324,000 (six months ended June 30, 2009 – $3,920,000), before accounting for any changes in performance fees that may be generated by such a change in value.

The following table provides additional insight into the Company’s risk exposure to fluctuations in the fair value of AUM.

	AUM by Asset Type			AUM by Base Currency
	June 30, 2010	December 31, 2009		June 30, 2010	December 31, 2009
Equity	$26,797,000	$26,259,000	Canadian dollars	$27,515,000	$26,543,000
Fixed income	11,252,000	9,821,000	U.S. dollars	7,943,000	6,903,000
			Other	2,591,000	2,634,000
	$38,049,000	$36,080,000		$38,049,000	$36,080,000

The Company also incurs market risk exposure to fluctuations in assets under administration (“AUA”).  While DundeeWealth does not quantify its exposure to these risks in isolation, it does monitor the portion of its AUA of $17.7 billion (December 31, 2009 – $18.1 billion) which earns trailer fee revenues, a significant component of financial services revenue.  During the six months ended June 30, 2010, a 3% change in the net asset value of these AUA would result in a $356,000 (six months ended June 30, 2009 – $291,000) change in net earnings, before taxes and non-controlling interest.

Credit Risk
DundeeWealth manages its credit risk in certain types of trading activities through the establishment of aggregate limits by individual counterparty, reviewing security and loan concentrations and marking-to-market collateral provided on certain transactions.

The real estate segment manages its exposure to credit risk by attracting tenants and land buyers of sound financial standing, diversifying its mix of tenants and ensuring adequate security has been provided in support of loans.  It also monitors tenant payment patterns and regularly discusses potential tenant issues with property managers.

Liquidity Risk
The following table summarizes the maturity profile of the Company’s financial liabilities as at June 30, 2010.

	Carrying Amount	Contractual Term to Maturity
Bank indebtedness (note 10)	$-	No fixed term to maturity
Accounts payable and accrued liabilities	270,108	Typically due within 20 to 90 days
Client deposits and related liabilities (note 11)	480,155	Due on demand
Corporate debt (note 12)	451,715	Subject to term facilities
Series 1 preference shares, DundeeWealth (note 13)	153,463	Retractable by the holder after March 13, 2017
Preference shares, series 1 (note 15)	147,897	Retractable by the holder after June 30, 2016
	$1,503,338

DUNDEE CORPORATION

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Specific Risks Associated with Operating Segments

Wealth Management

Collateralized Loan Obligations
At June 30, 2010, DundeeWealth held seven positions (December 31, 2009 – 27 positions) in CLOs, including U.S. dollar denominated CLOs with a par value of US$21,520,000 (December 31, 2009 – US$87,717,000) and Euro denominated CLOs with a par value of €5,500,000 (December 31, 2009 – €15,500,000).  The CLOs are collateralized by a diversified portfolio of senior secured first-lien corporate loans and are, for the most part, unlevered.  Of the seven positions held, one was rated BBB (December 31, 2009 – five), four were rated BB (December 31, 2009 – 12) and the remaining two positions were investments in equity tranches (December 31, 2009 – 10).

DundeeWealth continues to monitor the fundamental credit quality of loans supporting its CLOs using three standard macro economic measures including over-collateralization tests, the weighted average rating factor of the underlying portfolios and the number of CCC-rated loans supporting the collateral.  In the first six months of the prior year, the Company concluded that these factors contributed to objective evidence of financial difficulty of the collateral supporting each CLO investment and accordingly, it recognized a fair value loss in net earnings of $9,501,000.

In the six months ended June 30, 2010, the fair value of the Company’s CLO portfolio appreciated by $332,000, notwithstanding the continued issues relating to the credit quality of the underlying collateral.  To the extent that this market appreciation remains unrealized at June 30, 2010, the Company recognized this market appreciation in OCI as the increase was not objectively related to a credit event in the underlying collateral.

In addition to fair value risk, DundeeWealth incurs interest rate risk and currency risk related to its portfolio of CLO investments.  The following table illustrates the effect on net earnings and OCI, before associated income taxes and non-controlling interest, of a 3% change in foreign exchange rates and a 50 basis point change in interest rates.  The effect of changes to OCI would be transferred to net earnings if such change was determined to be other-than-temporary.

For the six months ended June 30,
		Effect on earnings before taxes		Effect on earnings before taxes		Effect on OCI before taxes
		assuming 50 basis point absolute		assuming an absolute 3% change		assuming an absolute 3% change
		change in market interest rates		in foreign exchange rates		in foreign exchange rates
	2010	2009	2010	2009	2010	2009
U.S. dollars	$105	$172	$56	$116	$229	$185
Euros	$12	$22	$20	$30	$53	$29

Floating Rate Notes
At December 31, 2009, DundeeWealth determined that the fair value of its portfolio of FRNs was $5,570,000, or 8% of their par value at December 31, 2009.  The following table illustrates changes to the Company’s investment in FRNs during the six months ended June 30, 2010.

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			During the six months ended June 30, 2010
		Carrying				Market	Carrying
		Value	Principal			Value	Value
		31-Dec-09	Repayments	Defaults	Disposition	Adjustment	30-Jun-10
MAV 2	Class B	$22,433	$-	$-	$-	$-	$22,433
MAV 2	Class C	9,023	-	-	-	-	9,023
MAV 2	IA Tracking	22,610	(17)	-	-	-	22,593
MAV 3	IA Tracking	12,438	(511)	-	-	-	11,927
MAV 3	TA Tracking	3,229	(610)	-	-	-	2,619
		69,733	(1,138)	-	-	-	68,595
	Interest Payments	-	(138)	-	-	-	(138)
	Provision and subsequent
	adjustments to carrying value	(64,163)	-	-	-	1,276	(62,887)
		$5,570	$(1,276)	$-	$-	$1,276	$5,570

DundeeWealth’s approach to estimating fair value of FRNs consists of a review of the asset class associated with each FRN, a review of available public information concerning the FRN and other industry information.  Fair value of the underlying assets is affected by a wide variety of factors including, but not limited to, current and expected default and delinquency experience for assets underlying the FRNs, the weighted average life of the assets, the vintage of asset origination, changes in credit spreads and the global pricing of structured finance assets.  Some observable market indices used in this approach include: tracking the changes in spreads for the investment grade North American Credit Index and its European counterpart, and market prices for reference portfolios of various asset classes such as commercial mortgages, lines of credit, equipment leases, auto leases and trade receivables.  However, this valuation technique also requires making various assumptions that may not be supported by observable market prices or rates.

While DundeeWealth’s valuation technique, as outlined above, has taken into account the recent economic environment, there is no assurance that the pricing of these assets will not increase or decline in future periods, or that the FRNs will trade at a market value which is the same as their fair value.  As a result, these estimates may change materially in subsequent reporting periods.

Real Estate
Real estate debt included in the Company’s real estate segment creates specific interest rate risk and liquidity risk.  In addition, the foreign exchange forward contract in the real estate segment creates currency risk.

Dundee Realty is exposed to interest rate risk on its variable rate debt.  Interest incurred to finance land and housing developments is capitalized to the cost of inventory, while interest incurred to finance operations is charged to net earnings.  A 50 basis point change in market interest rates would change net earnings in the six months ended June 30, 2010, before taxes and non-controlling interest by $69,000 (six months ended June 30, 2009 – $289,000) and would change the carrying value of inventory at June 30, 2010 by $41,000 (December 31, 2009 – $318,000).

The following table summarizes the scheduled principal repayments and debt maturities in respect of real estate debt.

Principal Repayments	Mortgages	Demand Revolving Credit Facilities	Land Mortgages	Housing Advances	Term Debt	TOTAL
2010	$4,101	$40,408	$28,079	$32,383	$465	$105,436
2011	850	-	750	7,359	1,210	10,169
2012	879	-	800	3,935	3,613	9,227
2013	597	-	146	3,400	1,416	5,559
2014	4,234	-	368	-	1,587	6,189
2015 and thereafter	13,977	-	-	-	18,953	32,930
TOTAL	$24,638	$40,408	$30,143	$47,077	$27,244	$169,510
Adjusted for:
Acquisition date fair value debt adjustment						(791)
Deferred financing						(234)
As at June 30, 2010						$168,485

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Resource
Eurogas incurs interest rate risk through its investments in discounted notes and GICs and, to a lesser extent, in its cash position.  For every 50 basis point increase in market interest rates, net earnings before taxes and non-controlling interest, for the six months ended June 30, 2010 would increase by approximately $160,000 and conversely, a 50 basis point decrease in market interest rates would decrease net earnings before taxes and non-controlling interest by $134,000.

As a result of the establishment of a credit facility in connection with the acquisition of oil and natural gas assets (note 2), Eurogas will also be exposed to interest rate risk on bank borrowings.  As the credit facility was established on June 29, 2010, the impact of changes in interest rates to net earnings for the three and six months ended June 30, 2010 would be minimal.

Eurogas’ equity investment in Escal is considered a self-sustaining operation and the current method is used for translating the results of its operations with unrealized foreign currency translation adjustments included in OCI.  A 3% change in the foreign exchange translation rate of Euros to Canadian dollars would change the value of the equity investment in Escal by approximately $71,000 (December 31, 2009 – $81,000), with the unrealized foreign exchange amount recognized in OCI.

Equity Accounted Investments
The various risk factors discussed above may impact the Company’s equity accounted investments and therefore impact future net earnings and OCI.  The Company, however, does not measure or monitor these risks in isolation.

23.	CAPITAL MANAGEMENT

The Company defines the capital that it manages as the aggregate of its shareholders’ equity and interest bearing debt, including outstanding preference shares.  The following table summarizes the carrying value of the Company’s capital as at June 30, 2010 and December 31, 2009.

Type of capital	June 30, 2010	December 31, 2009
Shareholders' equity	$1,134,364	$1,119,982
Corporate debt	451,715	388,017
Series 1 preference shares, DundeeWealth	153,463	153,301
Preference shares, series 1	147,897	147,722
	$1,887,439	$1,809,022

Detailed disclosures of the Company’s objectives when managing capital are included in note 25 to the 2009 Audited Consolidated Financial Statements.

At June 30, 2010, regulated subsidiaries exceeded required levels of regulatory capital, with excess working capital of $387,414,000 (December 31, 2009 – $352,978,000) in its investment management business and excess regulatory capital of $30,361,000 (December 31, 2009 – $38,449,000) in its brokerage business.

As at June 30, 2010, the Company and its subsidiaries complied with all regulatory capital requirements and all debt covenants.

24.	COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Other than as disclosed below, there have been no substantive changes to the description and nature of commitments, contingencies and off-balance sheet arrangements from those described in note 26 to the 2009 Audited Consolidated Financial Statements.

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Land Purchase Agreements and Estimated Costs to Complete
At June 30, 2010, Dundee Realty has commitments under land purchase agreements totalling $1,012,000 (December 31, 2009 – $36,762,000) which will become payable in future periods upon the satisfaction of certain conditions pursuant to these agreements.  Estimated costs to complete land and housing and condominium projects which have not been accrued at June 30, 2010 were $1,790,000 (December 31, 2009 – $2,801,000).

Joint Ventures and Co-ownerships
Dundee Realty may conduct its real estate activities from time to time through joint ventures with third party partners.  At June 30, 2010, the Company is contingently liable for the obligations of the other owners of the unincorporated joint ventures in the amount of $38,061,000 (December 31, 2009 – $27,778,000).  The Company would have available to it the other venturers’ share of assets to satisfy the obligations that may arise.

Legal Contingencies
The Company and its subsidiaries are defendants in various legal actions.  The Company intends to vigorously defend itself against these claims.  Although the ultimate outcome of these matters cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management, based on information currently available, that these are not material liabilities, adequate provisions have been made for any liabilities and the resolution of these matters will not have a material adverse effect on the financial position of the Company.

Pledge of Interest in Castor UGS Limited Partnership
Escal UGS S.L. (“Escal”) (note 6) has established a credit facility with an international banking syndicate for up to €1.3 billion for the construction and development of its underground natural gas storage facility.  Eurogas has assigned a limited recourse guarantee of its interest in Castor UGS Limited Partnership, the partnership structure through which Eurogas holds its interest in Escal, as security pursuant to the credit facility.

25.	FUTURE ACCOUNTING CHANGES

International Financial Reporting Standards (“IFRS”)
In February 2008, the AcSB affirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011.  The implementation of IFRS will apply to the Company's interim and annual consolidated financial statements beginning on January 1, 2011, including the restatement of comparative amounts for 2010.  As a result, the Company will publish its first consolidated financial statements, prepared in accordance with IFRS, for the quarter ended March 31, 2011.

While IFRS standards are premised on a conceptual framework similar to Canadian GAAP, there are differences in the areas of recognition, measurement and disclosure that may materially impact the Company's consolidated financial statements.  The transition to IFRS represents a significant initiative by the Company and as such, the Company has established an IFRS implementation committee with a mandate to oversee the conversion process.  An assessment has been completed to identify the key accounting differences between Canadian GAAP and IFRS.  The impact of these differences to the Company’s consolidated financial results at the time of transition and on implementation is currently being assessed.  Based on existing IFRS, significant differences to Canadian GAAP that may materially impact the Company’s financial results include, but are not limited to, fair value determination and accounting for investment properties, accounting for oil and gas assets and resource properties,  principals of consolidation, measurement of contingencies, income taxes and impairment of assets.  The impact of IFRS to the Company at the transition will depend on the IFRS standards in effect at the time, accounting elections that have not yet been made and the prevailing business and economic facts and circumstances.

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26.	SEGMENTED INFORMATION

During the second quarter of 2010, the Company redefined the business segments in which it operates in order to more appropriately reflect changes in its underlying business activities.  A more detailed description of the changes in each business segment is provided below.  Prior period segmented information has been restated to conform with the current period segmented presentation.

Wealth Management
The wealth management segment consists of the operations of DundeeWealth and its various operating subsidiaries.  Through these subsidiaries, DundeeWealth provides diversified wealth management and investment solutions including alternative and tax-advantaged products, capital markets and advisory services to financial advisors, institutions, corporations and foundations, and innovative wealth management through independent financial advisors across Canada.

Real Estate
The real estate segment consists of the business activities of Dundee Realty, a private company with operating activities in the land and housing business in Canada and the United States.  These activities are supplemented by a portfolio of select income generating properties.  The Company’s real estate segment also includes the results of its 11% interest in Dundee REIT.

Resource
Activities in the resource segment are primarily carried out through Eurogas, an oil and gas company that carries on exploration, development, production, acquisition and natural gas storage activities and has interests in Ontario, Spain and Tunisia.  The resource segment also includes activities related to the Company’s interests in Dundee Precious Metals Inc. and Breakwater Resources Ltd., which are accounted for by the equity method.

Asset Management
The Company’s asset management activities are carried out through Ned Goodman Investment Counsel Limited (“NGIC”), Dundee Real Estate Asset Management (“DREAM”), and through Dundee Resources Ltd.  NGIC and DREAM provide sub-advisory and investment services to third party assets under management.  NGIC, together with Dundee Resources Ltd., also provides investment services in respect of the Company’s portfolio of AFS securities, other than those investments associated with wealth management activities.  These investments include both publicly traded and private companies in a variety of sectors as well as liquid securities such as mutual funds.

The asset management segment includes general corporate overhead costs, as well as interest and debt servicing costs, to the extent that such costs have not been specifically allocated to any operating division.

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Segmented Statements of Operations for the six months ended June 30, 2010 and 2009

	Wealth						Asset			Inter-
	Management		Real Estate		Resource	Resources	Management	Real Estate	Intersegment	segment	TOTAL	TOTAL
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
SEGMENTED OPERATIONS
Revenues	$465,792	$340,327	$159,069	$93,000	$178	$1,030	$47,247	$19,029	$(7,299)	$(8,080)	$664,987	$445,306
Expenses	316,791	276,603	125,842	72,989	2,462	2,041	14,379	11,131	(5,092)	(4,411)	454,382	358,353
	149,001	63,724	33,227	20,011	(2,284)	(1,011)	32,868	7,898	(2,207)	(3,669)	210,605	86,953
Less:
Depreciation, depletion and amortization	53,281	49,989	2,541	2,586	62	264	1,153	1,035	-	-	57,037	53,874
Interest expense	11,446	11,130	6,168	4,856	456	36	5,814	9,258	(3,843)	(5,305)	20,041	19,975
Share of (earnings) loss of equity accounted investees	-	-	(5,501)	1,768	(21,962)	(1,496)	-	-	-	-	(27,463)	272
Fair value adjustments	(1,276)	(36,546)	-	-	-	-	-	-	-	-	(1,276)	(36,546)
Foreign exchange loss (gain)	1,477	(4,414)	-	-	156	292	11	(31)	-	-	1,644	(4,153)
OPERATING EARNINGS (LOSS) BEFORE
UNDERNOTED ITEMS	84,073	43,565	30,019	10,801	19,004	(107)	25,890	(2,364)	1,636	1,636	160,622	53,531
Non-controlling interest	(31,259)	(14,035)	(4,223)	(474)	1,203	791	-	-	-	-	(34,279)	(13,718)
NET EARNINGS (LOSS) BEFORE
NON-SEGMENTED ITEMS	52,814	29,530	25,796	10,327	20,207	684	25,890	(2,364)	1,636	1,636	126,343	39,813
Dilution (loss) gain, net											(6,228)	714
Income taxes											(44,990)	(18,898)
NET EARNINGS (LOSS) FOR THE PERIOD	$52,814	$29,530	$25,796	$10,327	$20,207	$684	$25,890	$(2,364)	$1,636	$1,636	$75,125	$21,629

Segmented Statements of Assets as at June 30, 2010 and December 31, 2009

	Wealth						Asset			Inter-
	Management		Real Estate		Resource	Resources	Management	Real Estate	Intersegment	segment	TOTAL	TOTAL
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Cash and cash equivalents	$450,779	$419,361	$19,685	$9,846	$2,107	$263	$11,945	$50,705	$-	$-	$484,516	$480,175
Goodwill	373,926	373,926	-	-	-	-	-	-	-	-	373,926	373,926
Other assets	1,472,456	1,446,041	681,564	672,384	303,675	172,662	136,561	146,010	-	-	2,594,256	2,437,097
TOTAL ASSETS	$2,297,161	$2,239,328	$701,249	$682,230	$305,782	$172,925	$148,506	$196,715	$-	$-	$3,452,698	$3,291,198

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Segmented Statements of Operations for the three months ended June 30, 2010 and 2009

	Wealth						Asset			Inter-
	Management		Real Estate		Resource	Resources	Management	Real Estate	Intersegment	segment	TOTAL	TOTAL
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
SEGMENTED OPERATIONS
Revenues	$231,096	$187,622	$93,450	$54,027	$76	$1,030	$38,283	$6,879	$(3,502)	$(3,938)	$359,403	$245,620
Expenses	156,594	146,840	77,380	40,452	1,358	2,041	7,391	4,074	(2,477)	(2,196)	240,246	191,211
	74,502	40,782	16,070	13,575	(1,282)	(1,011)	30,892	2,805	(1,025)	(1,742)	119,157	54,409
Less:
Depreciation, depletion and amortization	27,023	25,069	1,461	1,336	34	264	580	519	-	-	29,098	27,188
Interest expense	5,654	4,366	3,384	2,781	454	36	2,809	3,484	(1,843)	(2,560)	10,458	8,107
Share of (earnings) loss of equity accounted investees	-	-	(2,864)	1,176	(13,459)	(2,867)	-	-	-	-	(16,323)	(1,691)
Fair value adjustments	(464)	(45,592)	-	-	-	-	-	-	-	-	(464)	(45,592)
Foreign exchange loss (gain)	842	(5,351)	-	-	53	292	(125)	46	-	-	770	(5,013)
OPERATING EARNINGS (LOSS) BEFORE
UNDERNOTED ITEMS	41,447	62,290	14,089	8,282	11,636	1,264	27,628	(1,244)	818	818	95,618	71,410
Non-controlling interest	(14,269)	(21,528)	(506)	855	696	791	-	-	-	-	(14,079)	(19,882)
NET EARNINGS (LOSS) BEFORE
NON-SEGMENTED ITEMS	27,178	40,762	13,583	9,137	12,332	2,055	27,628	(1,244)	818	818	81,539	51,528
Dilution (loss) gain, net											(19)	462
Income taxes											(30,292)	(22,117)
NET EARNINGS (LOSS) FOR THE PERIOD	$27,178	$40,762	$13,583	$9,137	$12,332	$2,055	$27,628	$(1,244)	$818	$818	$51,228	$29,873

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